MANAGEMENT’S RESPONSIBILITY FOR
FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto, and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Kinross Gold Corporation (the “Company”). The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced.  These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit and Risk Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States).

/s/ J. Paul Rollinson	/s/ Andrea S. Freeborough

J. PAUL ROLLINSON	ANDREA S. FREEBOROUGH
President and Chief Executive Officer Toronto, Canada February 15, 2023	Executive Vice-President and Chief Financial Officer Toronto, Canada February 15, 2023

MANAGEMENT’S REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

The Management of Kinross Gold Corporation (“Kinross”) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Management has used the Internal Control—Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of Kinross’ internal control over financial reporting as of December 31, 2022, and has concluded that such internal control over financial reporting is effective.

The effectiveness of Kinross’ internal control over financial reporting as of December 31, 2022 has been audited by KPMG LLP, independent registered public accounting firm, as stated in their report that appears herein.

/s/ J. Paul Rollinson	/s/ Andrea S. Freeborough

J. PAUL ROLLINSON	ANDREA S. FREEBOROUGH
President and Chief Executive Officer Toronto, Canada February 15, 2023	Executive Vice-President and Chief Financial Officer Toronto, Canada February 15, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Kinross Gold Corporation

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Kinross Gold Corporation (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), cash flows and equity for each of the years then ended and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 15, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the recoverable amount of property, plant and equipment of the Round Mountain cash generating unit

As discussed in Note 7v to the consolidated financial statements, the carrying value of the Company’s property, plant and equipment was $7,741.4 million as of December 31, 2022. As discussed in Note 8ii to the consolidated financial statements, as a result of changes to the mine plan and slope design, as well as increased costs due to inflationary pressure experienced in the state of Nevada, the Company recorded an impairment charge of $243.2 million related to property, plant and equipment at Round Mountain. As discussed in note 5(d) to the consolidated financial statements, the assessment of fair values, including those of the CGUs for purposes of testing long-lived assets for potential impairment or reversal of impairment, require the use of estimates and assumptions for recoverable production, future capital requirements and operating performance, as contained in the Company’s LOM plans, as well as future and long-term commodity prices, discount rates, NAV multiples, and foreign exchange rates.

We identified the assessment of the recoverable amount of property, plant and equipment of the Round Mountain cash generating unit as a critical audit matter. Significant auditor judgment was required to assess the significant assumptions of future and long-term gold prices, discount rate, recoverable production, and costs used to determine the future cash flows. In addition, auditor judgment was required to assess the mineral reserve and resources which form the basis of the life of mine plan.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process to determine the recoverable amount of the cash generating unit. This included controls over the determination of future cash flows in the life-of-mine model used to estimate the recoverable amount of the cash generating unit and the development of the significant assumptions. We assessed the estimates of recoverable production and cost assumptions used in the life of mine plan by comparing them to historical results.  We evaluated the Company’s estimate of mineral reserves and resources by analyzing changes from the prior year. We assessed the competence, capabilities and objectivity of the Company’s personnel who prepared the historical reserve and resource estimates, including the industry and regulatory standards they applied. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the future and long-term gold prices by comparing to third party estimates and evaluating the discount rate assumption by comparing to an estimate that was independently developed using publicly available third party sources.

/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2005.

Toronto, Canada
February 15, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Kinross Gold Corporation:

Opinion on Internal Control Over Financial Reporting
We have audited Kinross Gold Corporation’s (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), cash flows and equity for each of the years then ended and the related notes (collectively, the consolidated financial statements), and our report dated February 15, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 15, 2023

KINROSS GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(expressed in millions of United States dollars, except share amounts)
		As at
		December 31,	December 31,
		2022	2021

Assets
Current assets
Cash and cash equivalents	Note 7	$418.1	$531.5
Restricted cash	Note 7	10.1	11.4
Accounts receivable and other assets	Note 7	318.2	214.5
Current income tax recoverable		8.5	10.2
Inventories	Note 7	1,072.2	1,151.3
Unrealized fair value of derivative assets	Note 9	25.5	30.0
		1,852.6	1,948.9
Non-current assets
Property, plant and equipment	Note 7	7,741.4	7,617.7
Goodwill	Note 6	-	158.8
Long-term investments	Note 7	116.9	98.2
Other long-term assets	Note 7	680.9	598.0
Deferred tax assets	Note 17	4.6	6.5
Total assets		$10,396.4	$10,428.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 7	$550.0	$492.7
Current income tax payable		89.4	95.0
Current portion of long-term debt and credit facilities	Note 11	36.0	40.0
Current portion of provisions	Note 13	50.8	90.0
Other current liabilities	Note 7	25.3	23.7
		751.5	741.4
Non-current liabilities
Long-term debt and credit facilities	Note 11	2,556.9	1,589.9
Provisions	Note 13	755.9	847.9
Long-term lease liabilities	Note 12	23.1	35.1
Other long-term liabilities		125.3	127.4
Deferred tax liabilities	Note 17	301.5	436.8
Total liabilities		$4,514.2	$3,778.5

Equity
Common shareholders' equity
Common share capital	Note 14	$4,449.5	$4,427.7
Contributed surplus		10,667.5	10,664.4
Accumulated deficit		(9,251.6)	(8,492.4)
Accumulated other comprehensive income (loss)	Note 7	(41.7)	(18.8)
Total common shareholders' equity		5,823.7	6,580.9
Non-controlling interests		58.5	68.7
Total equity		$5,882.2	$6,649.6
Commitments and contingencies	Note 19
Subsequent events	Note 6 and 14
Total liabilities and equity		$10,396.4	$10,428.1

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 14	1,221,891,341	1,244,332,772

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board:
/s/ Glenn A. Ives                                                             /s/ Kerry D. Dyte

Glenn A. Ives                                                                     Kerry D. Dyte
Director                                                                               Director

KINROSS GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(expressed in millions of United States dollars, except share and per share amounts)
		Years ended
		December 31,	December 31,
		2022	2021

Revenue
Metal sales		$3,455.1	$2,599.6

Cost of sales
Production cost of sales		1,805.7	1,218.3
Depreciation, depletion and amortization		784.0	695.7
Impairment charges and asset derecognition	Note 8	350.0	144.5
Total cost of sales		2,939.7	2,058.5
Gross profit		515.4	541.1
Other operating expense	Note 7	113.8	266.4
Exploration and business development		154.1	88.2
General and administrative		129.8	114.4
Operating earnings		117.7	72.1
Other income - net	Note 7	64.4	83.6
Finance income		18.3	10.8
Finance expense	Note 7	(93.7)	(82.2)
Earnings from continuing operations before tax		106.7	84.3
Income tax expense - net	Note 17	(76.1)	(115.0)
Earnings (loss) from continuing operations after tax		30.6	(30.7)
(Loss) earnings from discontinued operations after tax	Note 6	(636.3)	249.4
Net (loss) earnings		$(605.7)	$218.7
Net earnings (loss) from continuing operations attributable to:
Non-controlling interests		$(1.3)	$(0.8)
Common shareholders		$31.9	$(29.9)
Net (loss) earnings from discontinued operations attributable to:
Non-controlling interests		$0.8	$(1.7)
Common shareholders		$(637.1)	$251.1
Net (loss) earnings attributable to:
Non-controlling interests		$(0.5)	$(2.5)
Common shareholders		$(605.2)	$221.2
Earnings (loss) per share from continuing operations attributable to common shareholders
Basic		$0.02	$(0.02)
Diluted		$0.02	$(0.02)

(Loss) earnings per share from discontinued operations attributable to common shareholders
Basic		$(0.50)	$0.20
Diluted		$(0.50)	$0.20

(Loss) earnings per share attributable to common shareholders
Basic		$(0.47)	$0.18
Diluted		$(0.47)	$0.17

The accompanying notes are an integral part of these consolidated financial statements.

KINROSS GOLD CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(expressed in millions of United States dollars)
		Years ended
		December 31,	December 31,
		2022	2021

Net (loss) earnings		$(605.7)	$218.7

Other comprehensive income (loss), net of tax(a):	Note 7
Items that will not be reclassified to profit or loss:
Equity investments at fair value through other comprehensive income ("FVOCI") - net change in fair value(b)		(13.5)	(19.8)

Items that are or may be reclassified to profit or loss in subsequent periods:
Cash flow hedges - effective portion of changes in fair value(c)		13.5	38.2
Cash flow hedges - reclassified out of accumulated other comprehensive income ("AOCI")(d)		(22.9)	(13.5)
		(22.9)	4.9
Total comprehensive income (loss)		$(628.6)	$223.6

Comprehensive income (loss) from continuing operations		$7.7	$(25.8)
Comprehensive (loss) income from discontinued operations	Note 6	(636.3)	249.4
Total comprehensive income (loss)		$(628.6)	$223.6

Attributable to non-controlling interests		$(0.5)	$(2.5)
Attributable to common shareholders		$(628.1)	$226.1

(a)
As at March 31, 2022, hedge accounting has been discontinued for all Russian rouble collar contracts. The related balance in AOCI of $13.8 million, net of tax recovery of $5.0 million was reclassified to (loss) earnings from discontinued operations after tax.

(b)	Net of tax expense of $nil (2021 - $nil).
(c)	Net of tax expense of $4.4 million (2021 - $12.4 million).
(d)	Net of tax (recovery) of $(7.0) million (2021 - $(3.5) million).

The accompanying notes are an integral part of these consolidated financial statements.

KINROSS GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in millions of United States dollars)
		Years ended
		December 31,	December 31,
		2022	2021
Net inflow (outflow) of cash related to the following activities:
Operating:
Earnings (loss) from continuing operations after tax		$30.6	$(30.7)
Adjustments to reconcile net earnings (loss) from continuing operations to net cash provided from operating activities:
Depreciation, depletion and amortization		784.0	695.7
Impairment charges and asset derecognition	Note 8	350.0	144.5
Share-based compensation expense		9.3	10.8
Finance expense		93.7	82.2
Deferred tax recovery		(56.2)	(36.9)
Foreign exchange losses and other		21.6	64.7
Reclamation expense	Note 13	23.5	1.8
Changes in operating assets and liabilities:
Accounts receivable and other assets		17.9	(70.1)
Inventories		(261.6)	(125.0)
Accounts payable and accrued liabilities		130.4	116.2
Cash flow provided from operating activities		1,143.2	853.2
Income taxes paid		(140.7)	(158.1)
Net cash flow of continuing operations provided from operating activities		1,002.5	695.1
Net cash flow of discontinued operations provided from operating activities	Note 6	47.6	440.1
Investing:
Additions to property, plant and equipment		(764.2)	(821.7)
Interest paid capitalized to property, plant and equipment	Note 11	(43.7)	(47.8)
Acquisitions, net of cash acquired	Note 6	(1,027.5)	-
Net additions to long-term investments and other assets		(67.2)	(66.3)
(Increase) decrease in restricted cash - net		(4.2)	0.2
Interest received and other - net		8.8	-
Net cash flow of continuing operations used in investing activities		(1,898.0)	(935.6)
Net cash flow of discontinued operations provided from (used in) investing activities	Note 6	296.2	(257.0)
Financing:
Proceeds from drawdown of debt	Note 11	1,297.6	200.0
Repayment of debt	Note 11	(340.0)	(500.0)
Interest paid	Note 11	(52.4)	(46.9)
Payment of lease liabilities	Note 11	(23.2)	(33.8)
Dividends paid to common shareholders	Note 14	(154.0)	(151.1)
Repurchase and cancellation of shares	Note 14	(300.8)	(100.2)
Other - net		10.3	8.8
Net cash flow of continuing operations provided from (used in) financing activities		437.5	(623.2)
Net cash flow of discontinued operations provided from financing activities	Note 6	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations		(0.8)	0.7
Effect of exchange rate changes on cash and cash equivalents of discontinued operations		1.6	0.5
Decrease in cash and cash equivalents		(113.4)	(679.4)
Cash and cash equivalents, beginning of period		531.5	1,210.9
Cash and cash equivalents, end of period		$418.1	$531.5

The accompanying notes are an integral part of these consolidated financial statements.

KINROSS GOLD CORPORATION
CONSOLIDATED STATEMENTS OF EQUITY
(expressed in millions of United States dollars)

		Years ended
		December 31,	December 31,
		2022	2021

Common share capital
Balance at the beginning of the period		$4,427.7	$4,473.7
Common shares issued on acquisition of Great Bear	Note 6	271.6	-
Transfer from contributed surplus on exercise of restricted shares		7.4	7.8
Repurchase and cancellation of shares	Note 14	(287.1)	(62.9)
Options exercised, including cash		29.9	9.1
Balance at the end of the period		$4,449.5	$4,427.7

Contributed surplus
Balance at the beginning of the period		$10,664.4	$10,709.0
Share options issued on acquisition of Great Bear	Note 6	39.5	-
Contingent value rights issued on acquisition of Great Bear	Note 6	4.7	-
Repurchase and cancellation of shares	Note 14	(13.7)	(37.3)
Share-based compensation		9.3	10.8
Transfer of fair value of exercised options and restricted shares		(35.6)	(18.1)
Other		(1.1)	-
Balance at the end of the period		$10,667.5	$10,664.4

Accumulated deficit
Balance at the beginning of the period		$(8,492.4)	$(8,562.5)
Dividends paid	Note 14	(154.0)	(151.1)
Net (loss) earnings attributable to common shareholders		(605.2)	221.2
Balance at the end of the period		$(9,251.6)	$(8,492.4)

Accumulated other comprehensive income (loss)
Balance at the beginning of the period		$(18.8)	$(23.7)
Other comprehensive income (loss), net of tax		(22.9)	4.9
Balance at the end of the period		$(41.7)	$(18.8)
Total accumulated deficit and accumulated other comprehensive loss		$(9,293.3)	$(8,511.2)

Total common shareholders' equity		$5,823.7	$6,580.9

Non-controlling interests
Balance at the beginning of the period		$68.7	$66.5
Net loss attributable to non-controlling interests		(0.5)	(2.5)
Divestiture of Chirano discontinued operations		(23.3)	-
Funding from non-controlling interest and other		13.6	4.7
Balance at the end of the period		$58.5	$68.7

Total equity		$5,882.2	$6,649.6

The accompanying notes are an integral part of these consolidated financial statements.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, “Kinross” or the “Company”) are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, Brazil, Chile, and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange.

The consolidated financial statements of the Company for the year ended December 31, 2022 were authorized for issue in accordance with a resolution of the Board of Directors on February 15, 2023.

2.	BASIS OF PRESENTATION

These consolidated financial statements for the year ended December 31, 2022 (“financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

These financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The Company’s significant accounting policies are presented in Note 3 and have been consistently applied in each of the periods presented other than as noted in Note 4. Significant accounting estimates, judgments and assumptions used or exercised by management in the preparation of these financial statements are presented in Note 5.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

i.	Principles of consolidation
The significant mining properties and entities of Kinross are listed below. All operating activities involve gold mining and exploration. Each of the significant entities has a December 31 year-end.

			As at
			December 31,	December 31,
Entity	Property/ Segment	Location	2022	2021
Subsidiaries:
Continuing Operations:
(Consolidated)
Kinross Brasil Mineração S.A.	Paracatu	Brazil	100%	100%
Compania Minera Mantos de Oro	La Coipa(a) and Lobo-Marte / Corporate and Other	Chile	100%	100%
Compania Minera Maricunga ("CMM")	Maricunga / Corporate and Other	Chile	100%	100%
Tasiast Mauritanie Ltd. S.A.	Tasiast	Mauritania	100%	100%
KG Mining (Bald Mountain) Inc.	Bald Mountain	USA	100%	100%
Fairbanks Gold Mining, Inc.	Fort Knox	USA	100%	100%
Round Mountain Gold Corporation	Round Mountain	USA	100%	100%
KG Mining (Round Mountain) Inc.
Echo Bay Minerals Company	Kettle River - Buckhorn / Corporate and Other	USA	100%	100%
Peak Gold, LLC ("Manh Choh")	Manh Choh / Corporate and Other	USA	70%	70%
Great Bear Resources Ltd. ("Great Bear")(b)	Great Bear	Canada	100%	0%

Interest in joint venture:
(Equity accounted)
Sociedad Contractual Minera Puren	Puren / Corporate and Other	Chile	65%	65%
Subsidiaries:
Discontinued Operations(c):
(Consolidated)
Chirano Gold Mines Ltd.	Chirano	Ghana	-	90%
Chukotka Mining and Geological Company	Kupol	Russian Federation	-	100%
Northern Gold LLC	Dvoinoye / Kupol	Russian Federation	-	100%
Udinsk Gold LLC	Chulbatkan / Corporate and Other	Russian Federation	-	100%

(a)	La Coipa refers to both the property and the segment.
(b)	On February 24, 2022, the Company completed the acquisition of Great Bear. See Note 6i.
(c)
On June 15, 2022, the Company announced that it had completed the sale of its Russian operations, which includes the Kupol and Dvoinoye mines and the Udinsk project (see Note 6ii). On August 10, 2022, the Company announced that it had completed the sale of its Chirano mine in Ghana (see Note 6iii).

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

(a)	Subsidiaries
Subsidiaries are entities controlled by the Company. Control exists when an investor is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.
(b)	Joint Arrangements
The Company conducts a portion of its business through joint arrangements where the parties are bound by contractual arrangements establishing joint control and requiring unanimous consent of each of the parties regarding those activities that significantly affect the returns of the arrangement. The Company’s interest in a joint arrangement is classified as either a joint operation or a joint venture depending on its rights and obligations in the arrangement. In a joint operation, the Company has rights to its share of the assets, and obligations for its share of the liabilities, of the joint arrangement, while in a joint venture, the Company has rights to its share of the net assets of the joint arrangement. For a joint operation, the Company recognizes in the consolidated financial statements, its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company recognizes its investment in the joint arrangement using the equity method of accounting.
(c)	Associates
Associates are entities, including unincorporated entities such as partnerships, over which the Company has significant influence and that are neither subsidiaries nor interests in joint arrangements. Significant influence is the ability to participate in the financial and operating policy decisions of the investee without having control or joint control over those policies. In general, significant influence is presumed to exist when the Company has between 20% and 50% of voting power. Significant influence may also be evidenced by factors such as the Company’s representation on the board of directors, participation in policy-making of the investee, material transactions with the investee, interchange of managerial personnel, or the provision of essential technical information. Associates are equity accounted for from the effective date of commencement of significant influence to the date that the Company ceases to have significant influence.
Results of associates are equity accounted for using the results of their most recent annual financial statements or interim financial statements, as applicable. Losses from associates are recognized in the consolidated financial statements until the interest in the associate is written down to nil. Thereafter, losses are recognized only to the extent that the Company is committed to providing financial support to such associates.
The carrying value of the investment in an associate represents the cost of the investment, including goodwill, a share of the post-acquisition retained earnings and losses, AOCI and any impairment losses. At the end of each reporting period, the Company assesses whether there is any objective evidence that its investments in associates are impaired.
ii.	Functional and presentation currency
The functional and presentation currency of the Company and its subsidiaries is the United States dollar.
Transactions denominated in foreign currencies are translated into the United States dollar as follows:
•	Monetary assets and liabilities are translated at the rates of exchange on the consolidated balance sheet date;
•	Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;
•
Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable on the date of grant of the share-based compensation; and

•	Exchange gains and losses on translation are included in earnings.
When the gain or loss on certain non-monetary items, such as long-term investments classified as and measured at FVOCI, is recognized in other comprehensive income (“OCI”), the related translation differences are also recognized in OCI.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

iii.	Cash and cash equivalents
Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition. Restricted cash is cash held in banks or in escrow that is not available for general corporate use. Cash and cash equivalents, and restricted cash are classified as and measured at amortized cost.
iv.	Short-term investments
Short-term investments include short-term money market instruments with terms to maturity at the date of acquisition of between three and twelve months. The carrying value of short-term investments is equal to cost and accrued interest. Short-term investments are classified as and measured at amortized cost.
v.	Long-term investments
Investments in entities that are not subsidiaries, joint operations, joint ventures or investments in associates are designated as financial assets at FVOCI. These equity investments are measured at fair value on acquisition and at each reporting date, with all realized and unrealized gains and losses recorded permanently in AOCI.
vi.	Inventories
Inventories consisting of metal in circuit ore, metal in-process and finished metal are valued at the lower of cost or net realizable value (“NRV”). NRV is calculated as the difference between the prevailing or long-term metal price estimates, and estimated costs to complete production into a saleable form and estimated costs to sell.
Metal in circuit is comprised of ore in stockpiles and ore on heap leach pads. Ore in stockpiles is coarse ore that has been extracted from the mine and is available for further processing. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pads as ounces are recovered, based on the average cost per recoverable ounce of gold on the leach pad. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.
The quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing); however, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write downs to NRV are accounted for on a prospective basis. The ultimate actual recovery of gold from a leach pad will not be known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold contained in ore on leach pads is to be recovered over a period exceeding twelve months, that portion is classified as long-term.
In-process inventories represent materials that are in the process of being converted to a saleable product.
Materials and supplies are valued at the lower of average cost and NRV.
Write-downs of inventory are recognized in the consolidated statement of operations in the current period. The Company reverses inventory write downs in the event that there is a subsequent increase in NRV.
vii.	Borrowing costs
Borrowing costs are generally expensed as incurred except where they relate to the financing of qualifying assets that require a substantial period of time to get ready for their intended use. Qualifying assets include the cost of developing mining properties and constructing new facilities. Borrowing costs related to qualifying assets are capitalized up to the date when the asset is ready for its intended use.
Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred net of any investment income earned on the investment of those borrowings. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

viii.	Business combinations
A business combination is a transaction or other event in which control over one or more businesses is obtained.
A business is defined as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods and services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to contribute to the creation of outputs. If the integrated set of activities and assets is in the exploration and development stage, and thus, may not have outputs, the Company considers other factors to determine whether the set of activities and assets is a business. Those factors include, but are not limited to, whether the set of activities and assets:
•	has begun planned principal activities;
•	has employees, intellectual property and other inputs and processes that could be applied to those inputs to create outputs or have the ability to contribute to the creation of outputs;
•	is pursuing a plan to produce outputs; and
•	will be able to obtain access to customers that will purchase the outputs.
Not all of the above factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business.
The Company also has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the concentration test is met, and the transaction is determined not to be a business combination.
Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill and allocated to cash generating units (“CGUs”). Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.
If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations.
Where a business combination is achieved in stages, previously held equity interests in the acquiree are re-measured at their acquisition-date fair value and any resulting gain or loss is recognized in the consolidated statement of operations.
Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument.
Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they are adjusted retrospectively in subsequent periods. However, the measurement period will not exceed one year from the acquisition date.
If the assets acquired are not a business, the transaction is accounted for as an asset acquisition.
ix.	Goodwill
Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of any acquisition amount over such fair value being recorded as goodwill and allocated to CGUs. CGUs are the smallest identifiable group of assets, liabilities and associated goodwill that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each individual mineral property that is an operating or development stage mine is typically a CGU.
Goodwill arises principally because of the following factors: (1) the going concern value of the Company’s capacity and ability to sustain and grow by replacing and augmenting mineral reserves through the potential to identify completely new discoveries; (2) the ability to capture buyer-specific synergies arising upon a transaction; (3) the optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional higher-cost

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
mineral reserves, to intensify efforts to develop the more promising acquired properties and to reduce efforts at developing the less promising acquired properties in the future (this optionality may result from changes in the overall economics of an individual mine or a portfolio of mines, largely driven by changes in the gold price); and (4) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of the assets acquired and liabilities assumed in a business combination.
x.	Exploration and evaluation (“E&E”) costs
E&E costs are those costs required to find a mineral property and determine its commercial viability. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.
E&E costs consist of:
•	gathering exploration data through topographical and geological studies;
•	exploratory drilling, trenching and sampling;
•	determining the volume and grade of the resource;
•	test work on geology, metallurgy, mining, geotechnical and environmental; and
•	conducting engineering, marketing and financial studies.
Project costs in relation to these activities are expensed as incurred until such time as the Company expects that mineral resources will be converted to mineral reserves within a reasonable period. Thereafter, costs for the project are capitalized prospectively as capitalized E&E costs in property, plant and equipment.
Interest expense attributable to E&E qualifying assets is capitalized until the project demonstrates technical feasibility and commercial viability.
The Company also recognizes E&E costs as assets when acquired as part of a business combination, or asset purchase. These assets are recognized at acquisition cost. Acquired E&E costs consist of the price paid for:
•	estimated potential ounces, and
•	exploration properties.
Acquired or capitalized E&E costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized E&E costs are transferred to capitalized development costs within property, plant and equipment. Technical feasibility and commercial viability generally coincides with the establishment of proven and probable mineral reserves; however, this determination may be impacted by management’s assessment of certain modifying factors including: legal, environmental, social and governmental factors.
xi.	Property, plant and equipment
Property, plant and equipment are recorded at cost and carried net of accumulated depreciation, depletion and amortization and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the estimate of reclamation and remediation costs, and, for qualifying assets, capitalized borrowing costs.
Costs to acquire mineral properties are capitalized and represent the property’s acquisition cost at the time it was acquired, either as an individual asset purchase or as part of a business combination.
Interest expense attributable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.
Acquired or capitalized E&E costs may be included within mineral interests in development and operating properties or pre-development properties depending upon the nature of the property to which the costs relate.
Repairs and maintenance costs are expensed as incurred. However, expenditures on major maintenance rebuilds or overhauls are capitalized when it is probable that the expenditures will extend the productive capacity or useful life of an asset.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
(a)	Asset categories
The Company categorizes property, plant and equipment based on the type of asset and/or the stage of operation or development of the property.
Land, plant and equipment includes land, mobile and stationary equipment, and refining and processing facilities for all properties regardless of their stage of development or operation.
Mineral interests consist of:
•
Development and operating properties, which include capitalized development and stripping costs, cost of assets under construction, E&E costs and mineral interests for those properties currently in operation, for which development has commenced, or for which proven and probable reserves have been declared; and

•	Pre-development properties, which include E&E costs and mineral interests for those properties for which development has not commenced.
(b)	Depreciation, depletion and amortization
For plant and other facilities, stripping costs, reclamation and remediation costs, production stage mineral interests and plant expansion costs, the Company uses the units-of-production (“UOP”) method for determining depreciation, depletion and amortization, net of residual value. The expected useful lives used in the UOP calculations are determined based on the facts and circumstances associated with the mineral interest. The Company evaluates the proven and probable reserves at least on an annual basis and adjusts the UOP calculation to correspond with the changes in reserves. The expected useful life used in determining UOP does not exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable reserves. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.
Stripping and other costs incurred in a pit expansion are capitalized and amortized using the UOP method based on recoverable ounces to be mined from estimated proven and probable reserves contained in the pit expansion.
Land is not depreciated.
Mobile and other equipment are generally depreciated, net of residual value, using the straight-line method, over the estimated useful life of the asset. Useful lives for mobile and other equipment range from 2 to 10 years, but do not exceed the related estimated mine life based on proven and probable reserves.
The Company reviews useful lives and estimated residual values of its property, plant and equipment annually.
Acquired or capitalized E&E costs and assets under construction are not depreciated. These assets are depreciated when they are ready for their intended use.
(c)	Derecognition
The carrying amount of an item of property, plant and equipment is derecognized on disposal of the asset or when no future economic benefits are expected to accrue to the Company from its continued use. Any gain or loss arising on derecognition is included in the consolidated statement of operations in the period in which the asset is derecognized. The gain or loss is determined as the difference between the carrying value and the net proceeds on the sale of the assets, if any, at the time of disposal.
xii.	Valuation of Goodwill and Long-lived Assets
Goodwill, if any, is tested for impairment on an annual basis as at December 31, and at any other time if events or changes in circumstances indicate that the recoverable amount of a CGU containing goodwill has been reduced below its carrying amount.
The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment or reversal of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. In addition, capitalized E&E costs are assessed for impairment upon demonstrating the technical feasibility and commercial viability of a project. For such non-current assets, the recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment testing purposes.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
If the carrying amount of the CGU or asset exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized in the consolidated statement of operations to reduce the CGU or asset’s carrying value to its recoverable amount.
For property, plant and equipment and other long-lived assets, a previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited to the carrying value that would have been determined, net of any applicable depreciation, had no impairment charge been recognized previously.
The recoverable amount of a CGU or asset is the higher of its fair value less cost of disposal and its value in use.
Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value or net asset value (“NAV”) of the asset.
Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use of the asset and does not take into account assumptions of significant future enhancements of an asset’s performance or capacity to which the Company is not committed.
Estimates of expected future cash flows reflect estimates of future revenues, cash costs of production and capital expenditures contained in the Company’s long-term life of mine (“LOM”) plans, which are updated for each CGU on an annual basis.
xiii.	Leases
Right-of-use (“ROU”) assets and lease liabilities are recognized at the commencement date of a lease. Lease liabilities are initially measured at the present value of lease payments to be paid after the lease’s commencement date, discounted using the interest rate implicit in the lease, or if not readily determinable, the Company’s incremental borrowing rate.
ROU assets are initially measured at cost, which consists of the initial amount of the lease liability adjusted for any lease payments made on or before the lease’s commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle or restore the leased asset, less any lease incentives received. ROU assets are depreciated on a straight-line basis over the shorter of the useful life of the asset or the term of the lease. If a purchase option is expected to be exercised, the asset is amortized over its useful life.
Lease liabilities are subsequently measured at amortized cost using the effective interest method and are re-measured if and when there is a change in future lease payments arising from a change in an index or rate, or if and when there is a change in the assessment of whether a purchase, extension or termination option is likely to be exercised.
Lease payments for short-term leases, which have a lease term of 12 months or less, leases of low-value assets, as well as leases with variable lease payments are recognized as an expense over the term of such leases.
xiv.	Financial instruments and hedging activity
(a)	Financial instrument classification and measurement

Financial assets are classified according to their contractual cash flow characteristics and the business models under which they are held. On initial recognition, a financial asset is classified as: amortized cost, fair value through profit and loss (“FVPL”) or FVOCI.
A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVPL:
•	it is held with the objective of collecting contractual cash flows; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to measure the investment at FVOCI whereby changes in the investment’s fair value (realized and unrealized) will be recognized permanently in OCI with no reclassification to profit or loss. The election is made on an investment-by-investment basis.
All financial assets not classified as amortized cost or FVOCI are classified as and measured at FVPL. This includes all derivative assets. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.
Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as FVPL, directly attributable transaction costs. Measurement of financial assets in subsequent periods depends on whether the financial asset has been classified as amortized cost, FVPL or FVOCI. Measurement of financial liabilities subsequent to initial recognition depends on whether they are classified as amortized cost or FVPL. Financial assets and financial liabilities classified as amortized cost are measured subsequent to initial recognition using the effective interest method.
Loss allowances for ‘expected credit losses’ are recognized on financial assets measured at amortized cost, contract assets and investments in debt instruments measured at FVOCI, but not to equity investments. A loss event is not required to have occurred before a credit loss is recognized.
The Company has classified and measured its financial instruments as described below:
•	Cash and cash equivalents, restricted cash and short-term investments are classified as and measured at amortized cost.
•	Trade receivables and certain other assets are classified as and measured at amortized cost.
•	Long-term investments in equity securities, where the Company cannot exert significant influence, are classified as and measured at FVOCI.
•	Accounts payable and accrued liabilities and long-term debt are classified as and measured at amortized cost.
•	Derivative assets and liabilities including derivative financial instruments that do not qualify as hedges, or are not designated as hedges, are classified as and measured at FVPL.
(b)	Hedges
The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged. At the time of inception of the hedge and on an ongoing basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
Derivative contracts that have been designated as cash flow hedges have been entered into in order to effectively establish prices for future production of metals, to hedge exposure to exchange rate fluctuations of foreign currency denominated settlement of capital and operating expenditures, to establish prices for future purchases of energy or to hedge exposure to interest rate fluctuations. Unrealized gains or losses arising from changes in the fair value of these contracts are recorded in OCI, net of tax, and are included in earnings when the underlying hedged transaction, identified at the contract inception, is completed, unless such hedged transaction results in the recognition of a non-financial asset. Any ineffective portion of a hedge relationship is recognized immediately in earnings. The Company matches the realized gains or losses on contracts designated as cash flow hedges with the hedged expenditures at the maturity of the contracts.
When derivative contracts designated as cash flow hedges have been terminated or cease to be effective prior to maturity and no longer qualify for hedge accounting, any gains or losses recorded in OCI up until the time the contracts do not qualify for hedge accounting, remain in OCI. These amounts recorded in OCI are recognized in earnings in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in earnings in the period in which they occur.
For hedges that do not qualify for hedge accounting, gains or losses are recognized in earnings in the current period.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
xv.	Share-based payments
The Company has a number of equity-settled and cash-settled share-based compensation plans under which the Company issues either equity instruments or makes cash payments based on the value of the underlying equity instrument of the Company. The Company’s share-based compensation plans are comprised of the following:
Share Option Plan: Stock options are generally equity-settled. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the stock option vesting period based on the number of options estimated to vest. Management estimates the number of awards likely to vest at the time of a grant and at each reporting date up to the vesting date. Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period. On exercise of the vested options, either shares are issued from treasury, or the options are cancelled and a cash payment equal to the ‘in-the-money’ value of the options is made.
Restricted Share Plan: Restricted share units (“RSUs”) and Restricted performance share units (“RPSUs”) are granted under the Restricted Share Plan.
Restricted Share Unit Plan (Cash-Settled): Cash-settled RSUs are granted under the Restricted Share Unit Plan (Cash-Settled).
Both RSUs and RPSUs are awarded to certain employees as a percentage of long-term incentive awards.
(a)
RSUs may be equity or cash-settled and are recorded at fair value based on the market value of the shares at the grant date. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. The estimated forfeiture rate is adjusted for actual forfeitures in each reporting period. On vesting of equity-settled RSUs, shares are generally issued from treasury. Cash-settled RSUs are accounted for as a liability at fair value and re-measured each period based on the current market value of the underlying stock at period end, with changes in the liability recorded as compensation expense each period.

(b)
RPSUs are equity-settled and are subject to certain vesting requirements based on performance criteria over the vesting period established by the Company. RPSUs are recorded at fair value as follows: The portion of the RPSUs related to market conditions are recorded at fair value based on the application of a Monte Carlo pricing model at the date of grant and the portion related to non-market conditions is fair valued based on the market value of the shares at the date of grant. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. The estimated forfeiture rate is adjusted for actual forfeitures in each reporting period. On vesting of RPSUs, shares are generally issued from treasury.

Deferred Share Unit Plan: Deferred share units (“DSUs”) are cash-settled and accounted for as a liability at fair value which is based on the market value of the shares at the grant date. The fair value of the liability is re-measured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as compensation expense each period.
Employee Share Purchase Plan: The Company’s contribution to the employee Share Purchase Plan (“SPP”) is recorded as compensation expense on a payroll cycle basis as the employer’s obligation to contribute is incurred. The cost of the common shares purchased under the SPP are either based on the weighted average closing price of the last twenty trading sessions prior to the end of the period for shares issued from treasury, or are based on the price paid for common shares purchased in the open market.
xvi.	Metal sales
Metal sales includes sales of refined gold and silver and doré, which are generally physically delivered to customers in the period in which they are produced, with their sales price based on prevailing spot market metal prices. In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding as at December 31, 2022 or December 31, 2021.
Revenue from metal sales is recognized when control over the metal is transferred to the customer. Transfer of control generally occurs when the refined gold, silver or doré has been accepted by the customer. Once the customer has accepted the metals, the significant risks and rewards of ownership have typically been transferred and the customer is able to direct the use of and obtain substantially all of the remaining benefits from the metals. On transfer of control,

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
revenue and related costs can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company as payment is received on the date of or within a few days of transfer of control.
The Company manages and reviews its operations by geographical location and managerial structure. For detailed information about reportable segments and disaggregated revenue, see Note 18. All reportable segments principally generate revenue from metal sales.
xvii.	Provision for reclamation and remediation
The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure activities where the liability is more likely than not to exist and a reasonable estimate can be made of the obligation. The estimated present value of the obligation is reassessed on an annual basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, cost estimates, or discount rates. Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset. For properties where mining activities have ceased or are in reclamation, changes are charged directly to earnings. The present value is determined based on current market assessments of the time value of money using discount rates specific to the country in which the asset or reclamation site is located and is determined as the risk-free rate of borrowing approximated by the yield on sovereign debt for that country, with a maturity approximating the timing of cash flows. The periodic unwinding of the discounted obligation is recognized in the consolidated statement of operations as a finance expense.
xviii.	Income tax
The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense is recognized in the consolidated statement of operations except to the extent it relates to a business combination or items recognized directly in equity.
Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.
Deferred tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated balance sheet and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date.
Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.
Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Deferred tax liabilities are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes. Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.
Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.
xix.	Earnings per share
Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period. Basic earnings per share amounts are calculated by dividing net earnings attributable to common shareholders for the period by the weighted average number of common shares

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
outstanding during the period. Diluted earnings per share amounts are calculated by dividing net earnings attributable to common shareholders for the period by the diluted weighted average shares outstanding during the period.
Diluted earnings per share is calculated using the treasury method. The treasury method, which assumes that outstanding stock options, warrants, RSUs and RPSUs with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

On January 1, 2022, the Company adopted amendments to IAS 16 which requires proceeds from selling items before the related item of property, plant and equipment is available for use to be recognized in profit or loss, together with the costs of producing those items. The initial adoption of these amendments did not have a material impact on the Company’s financial statements and related note disclosures. These amendments were applied to the La Coipa mine restart during 2022.

On January 1, 2022, the Company adopted amendments to IAS 37 which clarified what costs an entity considers in assessing whether a contract is onerous. The adoption of these amendments did not have a material impact on the Company’s financial statements and related note disclosures.

On May 7, 2021, the IASB issued amendments to IAS 12 “Income Taxes” to specify how companies should account for deferred tax on transactions such as leases and decommissioning obligations. The amendments require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and will not have a significant impact on the financial statements as the Company already recognizes deferred tax as applicable per the amendments.

5.	SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.
i.	Significant Judgments in Applying Accounting Policies
The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:
(a)	Mineral Reserves and Mineral Resources
The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.
(b)	Depreciation, depletion and amortization
Significant judgment is involved in the determination of useful lives and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.
(c)	Taxes
The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

ii.	Significant Accounting Estimates and Assumptions
The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:
(a)	Mineral Reserves and Mineral Resources
Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.  Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.
(b)	Purchase Price Allocation
Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates relating to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could affect the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.
(c)	Depreciation, depletion and amortization
Plants and other facilities used directly in mining activities are depreciated using the UOP method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment is generally depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on proven and probable reserves.
The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of mineral reserves.
(d)	Valuation of goodwill and long-lived assets
The assessment of fair values, including those of the CGUs for purposes of testing goodwill, if any, for potential impairment and long-lived assets for potential impairment or reversal of impairment, require the use of estimates and assumptions for recoverable production, future capital requirements and operating performance, as contained in the Company’s LOM plans, as well as future and long-term commodity prices, discount rates, NAV multiples, and foreign exchange rates. Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other long-lived assets could impact the impairment analysis.
The Company’s LOM plans are based on detailed research, analysis and modeling to maximize the NAV of each CGU. As such, these plans consider the optimal level of investment, overall production levels and sequence of extraction taking into account all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties impacting process recoveries, capacities of available extraction, haulage and processing equipment, and other factors. Therefore, the LOM plan is an appropriate basis for forecasting production output in each future year and the related production costs and capital expenditures. The LOM plans have been determined using cash flow projections from financial budgets approved by senior management.
Projected future revenues reflect the forecast future production levels at each of the Company’s CGUs as detailed in the LOM plans. These forecasts may include the production of mineralized material that does not currently qualify for inclusion in mineral reserve or mineral resource classification. This is consistent with the methodology used to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
mining assets. The fair value arrived at, as described above, is the Company’s estimate of fair value for accounting purposes and is not a “preliminary assessment”, as defined in Canadian Securities Administrators’ National Instrument 43-101 “Standards of Disclosure for Mineral Projects”.
Projected future revenues also reflect the Company’s estimates of future metals prices, which are determined based on current prices, forward prices and forecasts of future prices prepared by industry analysts. These estimates often differ from current price levels, but the methodology used is consistent with how a market participant would assess future metals prices. For the 2022 annual analysis, estimated 2023, 2024, 2025 and long-term gold prices of $1,700, $1,700, $1,700 and $1,600 per ounce, respectively, and short-term and long-term silver prices of $21 per ounce were used. For the 2021 analysis, estimated 2022, 2023, 2024 and long-term gold prices of $1,700, $1,700, $1,700 and $1,500 per ounce, respectively, and short-term and long-term silver prices of $20 per ounce were used.
The Company’s estimates of future cash costs of production and capital expenditures are based on the LOM plans for each CGU. Costs incurred in currencies other than the U.S. dollar are translated to U.S. dollar equivalents based on long-term forecasts of foreign exchange rates, on a currency by currency basis, obtained from independent sources of economic data.  Oil prices are a significant component of cash costs of production and are estimated based on the current price, forward prices, and forecasts of future prices from third party sources. For the 2022 annual analysis, estimated 2023, 2024, 2025 and long-term oil prices of $90, $70, $70 and $70 per barrel, respectively were used. For the 2021 analysis, estimated 2022, 2023 to 2024, and long-term oil prices of $70, $60, $60, and $55 per barrel, respectively were used.
The discount rate applied to present value the net future cash flows is based on a real weighted average cost of capital by country to account for geopolitical risk. For the 2022 annual analysis, a discount rate of 5.20% was used to test the Round Mountain CGU. For the 2021 annual analysis, a discount rate of 3.63% was used to test the Kupol CGU.
Since public gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, a market participant would generally apply a NAV multiple when estimating the fair value of a gold mining property. Consequently, where applicable, the Company estimates the fair value of each CGU by applying a market NAV multiple to the NAV of each CGU. The selected multiple applied to each CGU would take into consideration, among other factors: expected production growth in the near term; average cash costs over the life of the mine; potential remaining mine life; and stage of development of the asset.
(e)	Inventories
Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories.  These deferred amounts are carried at the lower of average cost or NRV. Write-downs, and subsequent reversals thereof, of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs and related reversals include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.
Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate actual recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results as well as changes in the mine plan over time. The ultimate actual recovery of gold from a pad will not be known until the leaching process is completed.
The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, forecasted usage of supplies inventory, proven and probable reserves estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
(f)	Provision for reclamation and remediation
The Company assesses its provision for reclamation and remediation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.
(g)	Deferred taxes
The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make estimates of future taxable profit. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets.
(h)	Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. Contingencies can be possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies involves the use of significant judgment and estimates. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

6.	ACQUISITIONS, DIVESTITURES AND CONTINUED OPERATIONS

i.	Acquisition of Great Bear Resources Ltd.

On February 24, 2022, the Company completed the acquisition of Great Bear Resources Ltd. through a plan of arrangement, whereby Kinross acquired all of the issued and outstanding common shares of Great Bear. Consideration for the acquisition included an up-front cash payment, the issuance of 49.3 million Kinross common shares and 9.9 million Kinross share options, and contingent consideration in the form of 59.3 million contingent value rights (“CVR”). Each CVR entitles the holder to acquire 0.1330 of a Kinross share upon Kinross’ public announcement of commercial production at the Great Bear project, provided that a cumulative total of at least 8.5 million gold ounces of mineral reserves and measured and indicated mineral resources are disclosed.
The acquisition was accounted for as an asset acquisition, with total consideration paid of $1,391.9 million, determined as follows:
Purchase price
Cash consideration	$1,061.5
Common shares issued (49.3 million)(a)	271.6
Fair value of options issued (9.9 million)(b)	39.5
Fair value of contingent value rights issued (59.3 million)	4.7
Acquisition costs	14.6
Total purchase price	$1,391.9

(a)	Common shares issued were valued at the closing share price on February 23, 2022 of C$7.01. See Note 14.
(b)	Fair value of stock options was determined using the Black-Scholes option pricing model. See Note 15i.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
The purchase price was allocated as follows:
Purchase price allocation
Mineral interests - pre-development properties	$1,367.8
Land, plant and equipment	0.6
Total property, plant and equipment	1,368.4
Net working capital	23.5
Total purchase price	$1,391.9

ii.	Divestiture of Russian Discontinued Operations

On June 15, 2022, the Company announced that it had completed the sale of its Russian operations to the Highland Gold Mining group of companies for total cash consideration of $340.0 million, of which $300.0 million was received on closing and the remaining $40.0 million is receivable on the one-year anniversary of closing. The Company’s Russian operations are classified as discontinued operations.
In connection with the sale, the Company recognized an impairment charge of $671.0 million, which included $158.8 million related to goodwill, and a loss on disposition of $80.9 million during the year ended December 31, 2022. The deferred payment consideration was recorded at fair value using a discount rate of 20%, representing the significant financing component implicit in the sale agreement.

(Loss) earnings from Russian Discontinued Operations
	Years ended
	December 31,	December 31,
	2022	2021
Results of discontinued operations
Revenue	$213.8	$862.8
Expenses(a)	794.8	457.5
(Loss) earnings before tax	(581.0)	405.3
Income tax expense - net	(61.2)	(143.8)
(Loss) earnings and other comprehensive income (loss) from discontinued operations after tax	$(642.2)	$261.5

(a)
Includes an impairment charge of $671.0 million, a loss on disposition of $80.9 million, as well as $18.8 million for the reclassification of AOCI to (loss) earnings from discontinued operations on the discontinuation of hedge accounting for Russian rouble collar contracts recognized during the year ended December 31, 2022.

Cash flows from Russian Discontinued Operations
	Years ended
	December 31,	December 31,
	2022	2021
Cash flows of discontinued operations:
Net cash flow provided from operating activities	$36.8	$393.6
Net cash flow provided from (used) in investing activities(a)	263.5	(218.2)
Net cash flow used in financing activities	-	-
Effect of exchange rate changes on cash and cash equivalents	2.3	0.4
Net cash flow of discontinued operations	$302.6	$175.8

(a)
Net cash flows provided from investing activities for the year ended December 31, 2022 includes cash proceeds received on completion of the sale of the Company’s Russian operations of $300.0 million, net of cash disposed. Net cash flows used in investing activities for the year ended December 31, 2021 includes $141.5 million paid to settle the deferred payment obligation related to the acquisition of the Chulbatkan license.

iii.	Divestiture of Chirano Discontinued Operations

On August 10, 2022, the Company announced that it had completed the sale of its 90% interest in the Chirano mine in Ghana to Asante Gold Corporation (“Asante”) for total consideration of $225.0 million in cash and shares. In accordance with the sale agreement, the Company received $60.0 million in cash and 34,962,584 Asante shares on closing, and the

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
remaining cash consideration is receivable, with $55.0 million due on the six-month anniversary of closing, and $36.9 million due on each of the one-year and two-year anniversaries of closing. The Company’s Chirano operations are classified as discontinued operations.
On February 10, 2023, the Company and Asante amended the sale agreement in respect of the deferred payment consideration of $55.0 million due on February 10, 2023. Under the amended agreement, the $55.0 million will be paid over 4 instalments ending on May 31, 2023 plus interest. In addition, the Company received 5.0 million Asante warrants on closing of the amended agreement.
In connection with the sale, the Company recognized a gain on disposition of $0.5 million during the year ended December 31, 2022. The Asante shares received were recorded at fair value based on the quoted market price on the closing date. The deferred payment consideration was recorded at fair value using a discount rate of 10%, representing the significant financing component implicit in the sale agreement.

Earnings (loss) from Chirano Discontinued Operations
	Years ended
	December 31,	December 31,
	2022	2021
Results of discontinued operations
Revenue	$162.3	$267.0
Expenses(a)	144.6	287.2
Earnings (loss) before tax	17.7	(20.2)
Income tax (expense) recovery - net	(11.8)	8.1
Earnings (loss) and other comprehensive income (loss) from discontinued operations after tax	$5.9	$(12.1)

(a)	Includes a gain on disposition of $0.5 million recognized during the year ended December 31, 2022.

Cash flows from Chirano Discontinued Operations
	Years ended
	December 31,	December 31,
	2022	2021
Cash flows of discontinued operations:
Net cash flow provided from operating activities	$10.8	$46.5
Net cash flow provided from (used) in investing activities(a)	32.7	(38.8)
Net cash flow used in financing activities	-	-
Effect of exchange rate changes on cash and cash equivalents	(0.7)	0.1
Net cash flow of discontinued operations	$42.8	$7.8

(a)	Net cash flows provided from investing activities for the year ended December 31, 2022 includes proceeds on completion of the sale of the Company’s Chirano operations of $60.0 million.

7.	CONSOLIDATED FINANCIAL STATEMENT DETAILS

Consolidated Balance Sheets

i.	Cash and cash equivalents:
	December 31,	December 31,
	2022	2021
Cash	$269.8	$386.8
Short-term deposits	148.3	144.7
	$418.1	$531.5

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
ii.	Restricted cash:
	December 31,	December 31,
	2022	2021
Restricted cash(a)	$10.1	$11.4

(a)
Includes loan escrow judicial deposits, environmental indemnity deposits, and $2.8 million related to the Tasiast loan. See Note 11iii for details of the Tasiast loan and cash restricted for future loan payments as at December 31, 2022.

iii.	Accounts receivable and other assets:
	December 31,	December 31,
	2022	2021
Prepaid expenses	$33.8	$31.9
VAT receivable	90.9	79.5
Deposits	7.9	16.6
Deferred payment consideration(a)	125.8	-
Other(b)	59.8	86.5
	$318.2	$214.5

(a)
  As at December 31, 2022, Deferred payment consideration includes $36.6 million and $89.2 million, respectively, related to the fair value of the deferred payment consideration in connection with the sale of the Company’s Russian and Chirano operations. See Note 6ii and 6iii.

(b)	As at December 31, 2022, Other includes $17.1 million (December 31, 2021 - $61.5 million) related to insurance recoveries for the 2021 Tasiast mill fire.

iv.	Inventories:
	December 31,	December 31,
	2022	2021
Ore in stockpiles(a)	$360.4	$250.7
Ore on leach pads(b),(c)	643.2	589.1
In-process	82.5	111.4
Finished metal	62.0	64.0
Materials and supplies	320.8	459.9
	1,468.9	1,475.1
Long-term portion of ore in stockpiles and ore on leach pads(a),(b),(c)	(396.7)	(323.8)
	$1,072.2	$1,151.3

(a)	Ore in stockpiles relates to the Company’s operating mines. Low-grade material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 7vii.
(b)
Ore on leach pads relates to the Company's Bald Mountain, Fort Knox, and Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Bald Mountain in 2024, Fort Knox in 2028 and Round Mountain in 2024. The last tonne of ore was placed on the Tasiast leach pads during 2020. Material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 7vii.

(c)	During the years ended December 31, 2022 and 2021, impairment charges to inventories were recorded to reduce the carrying value of inventory to its net realizable value. See Note 8i.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

v.	Property, plant and equipment:
		Mineral Interests
	Land, plant and equipment(a)	Development and operating properties(b)	Pre-development properties(c)	Total
Cost
Balance at January 1, 2022	$10,524.5	$10,560.6	$517.3	$21,602.4
Additions	463.9	310.1	7.1	781.1
Acquisitions(d)	0.6	-	1,367.8	1,368.4
Capitalized interest	17.9	18.9	29.7	66.5
Disposals(e)	(1,496.0)	(2,825.9)	(356.0)	(4,677.9)
Transfers(f)	-	161.8	(161.8)	-
Change in reclamation and remediation obligations	-	(6.4)	-	(6.4)
Other	4.3	3.5	(1.2)	6.6
Balance at December 31, 2022	9,515.2	8,222.6	1,402.9	19,140.7

Accumulated depreciation, depletion, amortization and impairment charges
Balance at January 1, 2022	$(6,886.3)	$(7,098.4)	$-	$(13,984.7)
Depreciation, depletion and amortization	(490.7)	(419.2)	-	(909.9)
Impairment charge(g)	(115.1)	(128.1)	-	(243.2)
Disposals(e)	1,326.6	2,411.9	-	3,738.5
Balance at December 31, 2022	(6,165.5)	(5,233.8)	-	(11,399.3)

Net book value	$3,349.7	$2,988.8	$1,402.9	$7,741.4

Amount included above as at December 31, 2022:
Assets under construction	$338.4	$311.2	$-	$649.6
Assets not being depreciated(h)	$593.5	$734.8	$1,402.9	$2,731.2

(a)
Additions includes $14.8 million of “ROU” assets for lease arrangements entered into during the year ended December 31, 2022. Depreciation, depletion and amortization includes depreciation for leased ROU assets of $20.1 million during the year ended December 31, 2022. The net book value of property, plant and equipment includes leased ROU assets with an aggregate net book value of $48.9 million as at December 31, 2022.

(b)	As at December 31, 2022, the significant development and operating properties are Fort Knox, Round Mountain, Bald Mountain, Paracatu, Tasiast, La Coipa, Lobo-Marte and the Manh Choh project.
(c)	As at December 31, 2022, significant pre-development properties includes $1.4 billion for the Great Bear project.
(d)	On February 24, 2022, the Company acquired Great Bear. See Note 6i. Land, plant, and equipment acquired included $0.3 million of ROU assets.
(e)
On June 15, 2022, the Company announced that it had completed the sale of its Russian operations (see Note 6ii) and on August 10, 2022, the Company announced that it had completed the sale of its Chirano operations (see Note 6iii).

(f)
During the year ended December 31, 2022, the Manh Choh project was transferred from pre-development properties to development and operating properties upon demonstration of technical feasibility and commercial viability.

(g)	As at December 31, 2022, an impairment charge relating to property, plant and equipment at Round Mountain was recorded. See Note 8ii.
(h)	Assets not being depreciated relate to land, capitalized E&E costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
		Mineral Interests
	Land, plant and equipment(a)	Development and operating properties(b)	Pre-development properties(c)	Total
Cost
Balance at January 1, 2021	$10,190.0	$10,136.2	$465.3	$20,791.5
Additions	501.2	434.5	46.8	982.5
Capitalized interest	25.0	19.8	3.5	48.3
Disposals	(59.6)	-	-	(59.6)
Derecognition(d)	(134.4)	(14.1)	-	(148.5)
Change in reclamation and remediation obligations		(17.8)	0.1	(17.7)
Other	2.3	2.0	1.6	5.9
Balance at December 31, 2021	10,524.5	10,560.6	517.3	21,602.4

Accumulated depreciation, depletion, and amortization
Balance at January 1, 2021	$(6,471.3)	$(6,666.7)	$-	$(13,138.0)
Depreciation, depletion and amortization	(556.2)	(437.7)	-	(993.9)
Derecognition(d)	90.8	8.4	-	99.2
Disposals	48.8	-	-	48.8
Other	1.6	(2.4)	-	(0.8)
Balance at December 31, 2021	(6,886.3)	(7,098.4)	-	(13,984.7)

Net book value	$3,638.2	$3,462.2	$517.3	$7,617.7

Amount included above as at December 31, 2021:
Assets under construction	$399.9	$326.5	$65.2	$791.6
Assets not being depreciated(e)	$646.5	$661.0	$517.3	$1,824.8

(a)
Additions includes $10.2 million of ROU assets for lease arrangements entered into during the year ended December 31, 2021. Depreciation, depletion and amortization includes depreciation for leased ROU assets of $32.2 million during the year ended December 31, 2021. The net book value of property, plant and equipment includes leased ROU assets with an aggregate net book value of $54.2 million as at December 31, 2021.

(b)	As at December 31, 2021, the significant development and operating properties are Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano, La Coipa, and Lobo-Marte.
(c)	As at December 31, 2021, the significant pre-development properties are the Chulbatkan license area, including the Udinsk project, and the Manh Choh project.
(d)	During the year ended December 31, 2021, the Company derecognized property, plant and equipment related to the Vantage heap leach pad at Bald Mountain. See Note 8ii.
(e)	Assets not being depreciated relate to land, capitalized E&E costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

Capitalized interest primarily relates to qualifying capital expenditures at Great Bear, Tasiast and La Coipa and had a weighted average borrowing rate of 4.78% and 5.78% during the years ended December 31, 2022 and 2021, respectively.

As at December 31, 2022, $1,476.3 million of E&E assets were included in mineral interests (December 31, 2021 - $603.6 million).

During the year ended December 31, 2022, the Company had additions of $1,367.8 million related to the acquisition of Great Bear (see Note 6i), and transferred $161.8 million to capitalized development related to the Manh Choh project.

During the year ended December 31, 2022, $44.8 million of E&E costs were capitalized and included in investing cash flows (year ended December 31, 2021 - $39.8 million). During the year ended December 31, 2022, $87.0 million of E&E costs were expensed and included in operating cash flows (year ended December 31, 2021 - $33.9 million).

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

vi.	Long-term investments:
Gains and losses on equity investments at FVOCI are recorded in AOCI as follows:
	December 31, 2022		December 31, 2021
	Fair value	Gains (losses) in AOCI(a)	Fair value	Gains (losses) in AOCI(a)
Investments in an accumulated gain position	$55.0	$3.2	$12.4	$0.7
Investments in an accumulated loss position	61.9	(70.0)	85.8	(49.3)
Net realized gains	-	7.6	-	2.9
	$116.9	$(59.2)	$98.2	$(45.7)

(a)	See note 7x for details of changes in fair values recognized in OCI during the years ended December 31, 2022 and 2021.

vii.	Other long-term assets:
	December 31,	December 31,
	2022	2021
Long-term portion of ore in stockpiles and ore on leach pads(a)	$396.7	$323.8
Deferred charges, net of amortization	6.8	7.3
Long-term receivables(b)	143.7	110.8
Advances for the purchase of capital equipment	60.1	45.8
Restricted cash(c)	25.0	25.0
Unrealized fair value of derivative assets(d)	1.5	15.1
Investment in joint venture - Puren(e)	6.1	7.1
Other	41.0	63.1
	$680.9	$598.0

(a)
Long-term portion of ore in stockpiles and ore on leach pads represents low-grade material not scheduled for processing within the next 12 months. As at December 31, 2022, long-term ore in stockpiles was at the Company’s Paracatu, Tasiast and La Coipa mines, and long-term ore on leach pads was at the Company’s Fort Knox mine.

(b)
As at December 31, 2022, Long-term receivables includes $31.6 million related to the fair value of the deferred payment consideration in connection with the sale of the Company’s Chirano operations. See Note 6iii.

(c)	See Note 11iii for details of the Tasiast loan and cash restricted for future loan payments as at December 31, 2022.
(d)	See Note 9i for details of the non-current portion of unrealized fair value of derivative assets.
(e)	The Company’s Puren joint venture investment is accounted for under the equity method. There are no publicly quoted market prices for Puren.

viii.	Accounts payable and accrued liabilities:
	December 31,	December 31,
	2022	2021
Trade payables	$119.1	$87.8
Accrued liabilities(a)	302.0	270.5
Employee related accrued liabilities	128.9	134.4
	$550.0	$492.7

(a)	Includes accrued interest payable of $41.9 million as at December 31, 2022 (year ended December 31, 2021 - $25.3 million). See Note 11v.

ix.	Other current liabilities:
	December 31,	December 31,
	2022	2021
Current portion of lease liabilities(a)	$24.5	$19.7
Current portion of unrealized fair value of derivative liabilities(b)	0.8	4.0
	$25.3	$23.7

(a)	See Note 12 for details of the current portion of lease liabilities.
(b)	See Note 9i for details of the current portion of unrealized fair value of derivative liabilities.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
x.	Accumulated other comprehensive income (loss):
	Long-term Investments	Derivative Contracts	Total
Balance at December 31, 2020	$(25.9)	$2.2	$(23.7)
Other comprehensive income (loss) before tax	(19.8)	33.6	13.8
Tax	-	(8.9)	(8.9)
Balance at December 31, 2021	$(45.7)	$26.9	$(18.8)
Other comprehensive income (loss) before tax	(13.5)	(12.0)	(25.5)
Tax	-	2.6	2.6
Balance at December 31, 2022	$(59.2)	$17.5	$(41.7)

Consolidated Statements of Operations

xi.	Other operating expense:
	Years ended December 31,
	2022	2021
Other operating expense	$113.8	$266.4

Other operating expense for the year ended December 31, 2022 includes environmental and other operating expenses for non-operating mining sites of $52.5 million (December 31, 2021 - $71.5 million) and project and study costs of $6.2 million (December 31, 2021 - $2.9 million). Other operating expense for the year ended December 31, 2021 also includes costs associated with the temporary suspension of milling operations and mill repair at Tasiast of $59.2 million, costs associated with stabilizing the north wall at Round Mountain of $50.1 million, and labour, health and safety, donations and other support program costs associated with the COVID-19 pandemic of $20.8 million.

xii.	Other income – net:
	Years ended December 31,
	2022	2021
Insurance recoveries(a)	$79.8	$91.1
Net losses on dispositions of assets	(14.3)	(9.8)
Other - net	(1.1)	2.3
	$64.4	$83.6

(a)
During the year ended December 31, 2022, the Company recognized $77.1 million of insurance recoveries related to the 2021 Tasiast mill fire (year ended December 31, 2021 - $90.0 million), of which $60.0 million was received by December 31, 2022 (year ended December 31, 2021 - $28.5 million).

xiii.	Finance expense:
	Years ended December 31,
	2022	2021
Accretion of reclamation and remediation obligations	$(25.5)	$(10.6)
Interest expense, including accretion of debt and lease liabilities(a),(b)	(68.2)	(71.6)
	$(93.7)	$(82.2)

(a)	During the years ended December 31, 2022 and 2021, $66.5 million and $48.3 million, respectively, of interest was capitalized to property, plant and equipment. See Note 7v.
(b)	During the years ended December 31, 2022 and 2021, accretion of lease liabilities was $2.6 million and $3.8 million, respectively.

Total interest paid, including interest capitalized, during the year ended December 31, 2022 was $96.1 million (year ended December 31, 2021 - $94.7 million). See Note 11v.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
xiv.	Employee benefits expenses:
The following employee benefits expenses are included in production cost of sales, general and administrative, and exploration and business development expenses:
	Years ended December 31,
	2022	2021
Salaries, short-term incentives, and other benefits	$602.5	$563.5
Share-based payments	13.4	17.8
Other	30.7	12.4
	$646.6	$593.7

8.	IMPAIRMENT CHARGES AND ASSET DERECOGNITION

	Years ended December 31,
	2022	2021
Inventories (i)	$106.8	$95.2
Property, plant and equipment (ii)	243.2	49.3
	$350.0	$144.5

(i)	Inventories
During the year ended December 31, 2022, the Company recognized an impairment charge of $106.8 million related to a reduction in the estimate of recoverable ounces on the Round Mountain heap leach pads due to changes in recovery rates resulting from changes to the mine plan. The related income tax recovery of $18.9 million was recorded in income tax expense.

During the year ended December 31, 2021, the Company recognized an impairment charge of $95.2 million related to metal inventory as a result of a reduction in the estimate of recoverable ounces on the Bald Mountain Vantage heap leach pad due to the presence of carbonaceous ore. The related income tax recovery of $25.3 million was recorded in income tax expense.

(ii)	Property, plant and equipment
Upon completion of its annual assessment of the carrying value of its CGU’s, the Company recorded an impairment charge of $243.2 million as at December 31, 2022, related to property, plant and equipment at Round Mountain. The impairment charge was a result of changes to the mine plan and slope design, as well as increased costs due to inflationary pressure experienced in the state of Nevada. The related income tax recovery of $41.8 million was recorded in income tax expense. As at December 31, 2022, the carrying amount of Round Mountain was $569.5 million.
At December 31, 2021, the Company derecognized property, plant and equipment related to the Vantage heap leach pad at Bald Mountain, which resulted in a charge of $49.3 million. The related income tax recovery of $13.1 million was recorded in income tax expense.
The significant estimates and assumptions used in the Company’s impairment assessment are disclosed in Note 5d to the financial statements.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
9.	FAIR VALUE MEASUREMENT

(i)	Recurring fair value measurement:
Carrying values for financial instruments carried at amortized cost, including cash and cash equivalents, restricted cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities, approximate fair values due to their short-term maturities.
Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the consolidated balance sheet date.
The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
For financial instruments that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing their classification (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Assets (liabilities) measured at fair value on a recurring basis as at December 31, 2022 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Equity investments at FVOCI	$116.9	$-	$-	$116.9
Derivative contracts:
Foreign currency forward and collar contracts	-	2.8	-	2.8
Energy swap contracts	-	21.5	-	21.5
Total return swap contracts	-	1.9	-	1.9
	$116.9	$26.2	$-	$143.1

During the year ended December 31, 2022, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The valuation techniques that are used to measure fair value are as follows:
Equity investments at FVOCI:
Equity investments at FVOCI include shares in publicly traded companies listed on a stock exchange. The fair value of equity investments at FVOCI is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity investments at FVOCI are classified within Level 1 of the fair value hierarchy.
Derivative contracts:
The Company’s derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, quoted market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
The following table summarizes information about derivative contracts outstanding as at December 31, 2022 and 2021:
	December 31, 2022		December 31, 2021
	Asset / (Liability) Fair Value	AOCI	Asset / (Liability) Fair Value	AOCI
Currency contracts
Foreign currency forward and collar contracts(i) (a)	$2.8	$1.3	$(4.5)	$(3.5)

Commodity contracts
Energy swap contracts(ii) (b)	21.5	16.2	40.4	30.4

Other contracts
Total return swap contracts (c)	1.9	-	1.7	-

Total all contracts	$26.2	$17.5	$37.6	$26.9

Unrealized fair value of derivative assets
Current	$25.5		$30.0
Non-current(iii)	1.5		15.1
	$27.0		$45.1
Unrealized fair value of derivative liabilities
Current(iv)	$(0.8)		$(4.0)
Non-current	-		(3.5)
	$(0.8)		$(7.5)
Total net fair value	$26.2		$37.6

(i)	Of the total amount recorded in AOCI as at December 31, 2022, $0.4 million will be reclassified out of AOCI within the next 12 months as a result of settling the contracts.
(ii)	Of the total amount recorded in AOCI as at December 31, 2022, $16.2 million will be reclassified out of AOCI within the next 12 months as a result of settling the contracts.
(iii)	See Note 7vii.
(iv)	See Note 7ix.

(a)	Foreign currency forward and collar contracts
The following table provides a summary of foreign currency forward and collar contracts outstanding as at December 31, 2022 and their respective maturities:
Foreign currency	2023	2024
Brazilian real zero cost collars (in millions of U.S. dollars)	$98.4	$27.6
Average put strike (Brazilian real)	5.15	5.55
Average call strike (Brazilian real)	7.06	9.01
Canadian dollar forward buy contracts (in millions of U.S. dollars)	$41.4	$-
Average rate (Canadian dollar)	1.33	-
Chilean peso zero cost collars (in millions of U.S. dollars)	$42.0	$-
Average put strike (Chilean peso)	810	-
Average call strike (Chilean peso)	1,040	-

For continuing operations, the following new foreign currency forward and collar contracts were entered into during the year ended December 31, 2022:
•	$30.0 million of Brazilian real zero cost collars, maturing in 2023, with average put and call strikes of 5.20 and 6.40, respectively; and
•	$26.4 million of Canadian dollar forward buy contracts, maturing in 2023, at an average rate of 1.35.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

As at December 31, 2022, the unrealized gain or loss on foreign currency forward and collar contracts recorded in AOCI is as follows:
•	Brazilian real zero cost collar contracts – unrealized gain of $1.7 million (December 31, 2021 - $3.8 million loss);
•	Canadian dollar forward buy contracts – unrealized loss of $0.6 million (December 31, 2021 - $1.3 million gain);
•	Chilean peso zero cost collar contracts – unrealized gain of $0.2 million (December 31, 2021 - $1.4 million loss).
(b)	Energy swap contracts
The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts. The Company enters into energy swap contracts that protect against the risk of fuel price increases. Fuel is consumed in the operation of mobile equipment and electricity generation.
The following table provides a summary of energy swap contracts outstanding as at December 31, 2022 and their respective maturities:
Energy	2023
WTI oil swap contracts (barrels)	565,200
Average price ($/barrel)	$39.58

During 2022, no new energy swap contracts were entered into.
As at December 31, 2022, the unrealized gain on energy swap contracts recorded in AOCI is as follows:
•	WTI oil swap contracts – unrealized gain of $16.2 million (December 31, 2021 - $30.4 million gain).
(c)	Total return swap contracts
The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s DSUs and cash-settled RSUs. Under the terms of the TRS, a bank has the right to purchase Kinross shares in the marketplace as a hedge against the returns in the TRS. As at December 31, 2022, 4,365,000 TRS units were outstanding. Hedge accounting is not applied for the DSU/RSU hedging program.
(ii)	Fair value measurements related to non-financial assets:
At December 31, 2022, the Company recorded an impairment charge related to property, plant and equipment at Round Mountain due to changes in the estimates used to determine the recoverable amount of the CGU. Certain assumptions used in the calculation of the recoverable amounts, calculated on a fair value less costs of disposal basis, are categorized as Level 3 in the fair value hierarchy. See Note 8ii.
(iii)	Fair value of financial assets and liabilities not measured and recognized at fair value:
Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore was classified within Level 2 of the fair value hierarchy. See Note 11.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
10.	CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, while maximizing the return to shareholders through the optimization of debt and equity financing. The Board of Directors has established a number of quantitative measures related to the management of capital. Management continuously monitors its capital position and periodically reports to the Board of Directors.
The Company’s operations are sensitive to changes in commodity prices, foreign exchange and interest rates. The Company manages its exposure to changes in currency exchange rates and energy prices by periodically entering into derivative contracts in accordance with the formal risk management policy approved by the Company’s Board of Directors. The Company’s practice is to not hedge metal sales. However, in certain circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements.
All of the Company’s hedges are cash flow hedges. The Company applies hedge accounting whenever hedging relationships exist and have been documented.
i.	Capital management
The Company’s objectives when managing capital are to:

•	Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment;
•	Ensure the Company has the capital and capacity to support a long-term growth strategy;
•	Provide investors with a superior rate of return on their invested capital;
•	Ensure compliance with all bank covenant ratios; and
•	Minimize counterparty credit risk.

Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on its long-term strategic business plan. Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets. Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

The Company is not subject to any externally imposed capital requirements.

The Company’s quantitative capital management objectives are largely driven by the requirements under its debt agreements as well as a target total debt to total debt and common shareholders’ equity ratio as noted in the table below:
	December 31,	December 31,
	2022	2021
Long-term debt and credit facilities	$2,556.9	$1,589.0
Current portion of long-term debt and credit facilities	36.0	40.0
Total debt	$2,592.9	$1,629.0
Common shareholders' equity	$5,823.7	$6,580.9
Total debt / total debt and common shareholders' equity ratio	30.8%	19.9%
Company target	0 – 30%	0 – 30%
ii.	Gold and silver price risk management
In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding as at December 31, 2022 or December 31, 2021.
iii.	Currency risk management
The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Brazilian reais, Chilean pesos, and Mauritanian ouguiya. This risk is reduced, from time to time, through the use of foreign currency hedging contracts to lock in the exchange rates on future non-U.S. denominated currency cash outflows. The Company has entered into hedging contracts to purchase Canadian dollars, Chilean pesos, and Brazilian reais, as part of this risk management strategy. The Company is also exposed to the impact of

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
currency fluctuations on its monetary assets and liabilities. The Company may from time to time manage the exposure on the net monetary items. As at December 31, 2022, with other variables unchanged, the following represents the effect of movements in foreign exchange rates on the Company's net working capital, on earnings before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, Chilean peso, Mauritanian ouguiya and other foreign currencies.
		10% strengthening in U.S. dollar	10% weakening in U.S. dollar
	Foreign currency net working capital	Effect on earnings before taxes, gain (loss)(a)	Effect on earnings before taxes, gain (loss)(a)
Canadian dollar	$(30.4)	$2.8	$(3.4)
Brazilian real	$(136.2)	$12.4	$(15.1)
Chilean peso	$14.9	$(1.4)	$1.7
Mauritanian ouguiya	$54.1	$(4.9)	$6.0
Other(b)	$(1.2)	$0.1	$(0.1)

(a)
As described in Note 3ii, the Company translates its monetary assets and liabilities into U.S. dollars at the rates of exchange at the consolidated balance sheet dates. Gains and losses on translation of foreign currencies are included in earnings.

(b)	Includes Euro, British pound, and Australian dollar.

As at December 31, 2022, with other variables unchanged, the following represents the effect of the Company's foreign currency hedging contracts on OCI before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, and Chilean peso.
	10% strengthening in U.S. dollar	10% weakening in U.S. dollar
	Effect on OCI before taxes, (loss)(a)	Effect on OCI before taxes, gain(a)
Canadian dollar	$(3.6)	$4.4
Brazilian real	$(4.0)	$4.2
Chilean peso	$(1.4)	$2.4

(a)	Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items that the contracts relate to, which may be to earnings or property, plant and equipment.
iv.	Energy price risk
The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts. The Company entered into energy swap contracts that partially protect against the risk of fuel price increases. Fuel is consumed in the operation of mobile equipment and electricity generation.
As at December 31, 2022, with other variables unchanged, the following represents the effect of the Company's energy swap contracts on OCI before taxes from a 10% change in WTI oil prices.
	10% increase in price	10% decrease in price
	Effect on OCI before taxes, gain(a)	Effect on OCI before taxes, (loss)(a)
WTI oil	$4.6	$(4.1)

(a)	Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items that the contracts relate to, which may be to earnings or property, plant and equipment.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
v.	Liquidity risk
The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances (December 31, 2022 – $418.1 million in aggregate), by utilizing its lines of credit and by monitoring developments in the capital markets. The Company continuously monitors and reviews both actual and forecasted cash flows. The contractual cash flow requirements for financial liabilities as at December 31, 2022 are as follows:
		2023	2024-2027	2028+
	Total	Within 1 year(b)	2 to 5 years	More than 5 years
Debt(a)	$3,360.6	$189.4	$2,663.4	$507.8
(a)	Includes the full face value of the senior notes, term loan, drawdowns on the revolving credit facility, Tasiast loan, and estimated interest.
(b)	Represents estimated interest on the senior notes, term loan and revolving credit facility and principal payments and interest on the Tasiast loan, due within the next 12 months.
vi.	Credit risk management
Credit risk relates to cash and cash equivalents, receivables and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. For cash and cash equivalents, trade receivables and derivative contracts, the Company generally transacts with highly-rated counterparties. For other receivables, a limit on contingent exposure has been established for counterparties based on their credit ratings. As at December 31, 2022, the Company’s maximum exposure to credit risk was the carrying value of cash and cash equivalents, restricted cash, accounts receivable, derivative assets and long-term receivables.

11.	LONG-TERM DEBT AND CREDIT FACILITIES

			December 31, 2022				December 31, 2021
		Interest Rates	Nominal Amount	Deferred Financing Costs	Carrying Amount(a)	Fair Value(b)	Carrying Amount(a)	Fair Value(b)
Senior notes	(i)	4.50%-6.875%	$1,248.4	$(5.0)	$1,243.4	$1,215.7	$1,241.9	$1,432.7
Revolving credit facility	(ii)	SOFR plus 1.45%	200.0	-	200.0	200.0	200.0	200.0
Term loan	(ii)	SOFR plus 1.25%	1,000.0	(1.8)	998.2	1,000.0	-	-
Tasiast loan	(iii)	LIBOR plus 4.38%	160.0	(8.7)	151.3	160.0	188.0	200.0
Total long-term and current debt			$2,608.4	$(15.5)	$2,592.9	$2,575.7	$1,629.9	$1,832.7
Less: current portion			(36.0)	-	(36.0)	-	(40.0)	-
Long-term debt and credit facility			$2,572.4	$(15.5)	$2,556.9	$2,575.7	$1,589.9	$1,832.7

(a)	Includes transaction costs on senior notes, term loan and Tasiast loan financings.
(b)	The fair value of senior notes is primarily determined using quoted market determined variables. See Note 9(iii).

Scheduled debt repayments

		2023	2024	2025	2026	2027	2028 and thereafter	Total
Senior notes	(i)	$-	$500.0	$-	$-	$500.0	$250.0	$1,250.0
Revolving credit facility	(ii)	-	-	-	-	200.0	-	200.0
Term Loan	(ii)	-	-	1,000.0	-	-	-	1,000.0
Tasiast loan	(iii)	36.0	32.0	4.0	16.0	72.0	-	160.0
Total debt payable		$36.0	$532.0	$1,004.0	$16.0	$772.0	$250.0	$2,610.0

(i)	Senior notes

The Company’s $1,250.0 million of senior notes consist of $500.0 million principal amount of 5.950% notes due in 2024, $500.0 million principal amount of 4.50% notes due in 2027 and $250.0 million principal amount of 6.875% notes due in 2041.
On June 1, 2021, the Company redeemed all outstanding 5.125% senior notes due September 1, 2021, which had an aggregate principal amount of $500.0 million. These notes were redeemed at a redemption price equal to their principal amount outstanding plus accrued and unpaid interest of $6.4 million.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
The senior notes (collectively, the “notes”) pay interest semi-annually. Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 45 and 50 basis points, plus accrued interest, if any. Within three months of maturity of the notes due in 2024 and 2027, and within six months of maturity of the notes due in 2041, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any. In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

(ii)	Revolving credit facility and term loan

As at December 31, 2022, the Company had utilized $206.7 million (December 31, 2021 - $206.5 million) of its $1,500.0 million revolving credit facility, of which $6.7 million was used for letters of credit.

On August 4, 2022, the Company amended its $1,500.0 million revolving credit facility to extend the maturity by one year to August 4, 2027.

During the first quarter of 2022, the Company drew $1,100.0 million on the revolving credit facility to finance the cash portion of the Great Bear acquisition. On March 7, 2022, the Company completed a new term loan for $1,000.0 million and used the proceeds to settle $1,000.0 million of the $1,100.0 million drawn on the revolving credit facility for the acquisition of Great Bear. The three year term loan, maturing on March 7, 2025, has no mandatory amortization payments and can be repaid at any time prior to maturity in 2025.

The Company repaid $100.0 million of the outstanding balance on the revolving credit facility in the second quarter of 2022. During the third quarter of 2022, an additional $200.0 million was repaid and subsequently, $100.0 million was drawn. In the fourth quarter of 2022, an additional $100.0 million was drawn resulting in a net drawn balance of $200.0 million as at December 31, 2022.

Loan interest on the revolving credit facility is variable and is dependent on the Company’s credit rating. Based on the Company’s credit rating at December 31, 2022, interest charges and fees are as follows:
Type of credit
Revolving credit facility	SOFR plus 1.45%
Term loan	SOFR plus 1.25%
Letters of credit	0.967-1.45%
Standby fee applicable to unused availability	0.290%

The revolving credit facility agreement and the term loan agreement contain various covenants including limits on indebtedness, asset sales and liens. The Company was in compliance with its financial covenant in the credit agreement as at December 31, 2022.

(iii)	Tasiast loan

The asset recourse loan has a term of eight years, maturing in December 2027, a floating interest rate of LIBOR plus a weighted average margin of 4.38%, with semi-annual interest and principal payments to be made in June and December for the term of the loan.

The Company made $40.0 million of scheduled principal payments in 2022, resulting in a balance of $160.0 million as at December 31, 2022.

As at December 31, 2022, the Company held $27.8 million in a separate bank account as required under the Tasiast loan agreement. This cash, which is subject to fluctuations over time depending on the next scheduled principal and interest payments, is required to remain in the bank account for the duration of the loan and is therefore recorded as restricted cash in current and other long-term assets. See Note 7ii and 7vii.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

(iv)	Other

The Company’s $300.0 million Letter of Credit guarantee facility with Export Development Canada (“EDC”) was extended to June 30, 2024, effective July 1, 2022. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at December 31, 2022, $230.4 million (December 31, 2021 - $232.3 million) was utilized under this facility.
In addition, as at December 31, 2022, the Company had $267.5 million (December 31, 2021 - $180.8 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, United States and Chile, as well as its discontinued operations in Ghana, which have been issued pursuant to arrangements with certain international banks and incur average fees of 0.77%.
As at December 31, 2022, $318.0 million (December 31, 2021 - $308.2 million) of surety bonds were outstanding with respect to Kinross’ properties in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.50%.
(v)	Changes in liabilities arising from financing activities

	Total long-term and current debt	Lease liabilities(a)	Accrued Interest payable(b)	Total
Balance as at January 1, 2022	$1,629.9	$54.8	$25.3	$1,710.0
Changes from financing cash flows
Debt issued	1,297.6	-	-	1,297.6
Debt repayments	(340.0)	-	-	(340.0)
Interest paid	-	-	(52.4)	(52.4)
Payment of lease liabilities	-	(23.2)	-	(23.2)
	2,587.5	31.6	(27.1)	2,592.0
Other changes
Interest expense and accretion	$-	$2.6	$65.6	68.2
Capitalized interest	-	-	66.5	66.5
Capitalized interest paid	-	-	(43.7)	(43.7)
Additions of lease liabilities	-	14.8	-	14.8
Other	5.4	(1.4)	(19.4)	(15.4)
	5.4	16.0	69.0	90.4
Balance as at December 31, 2022	$2,592.9	$47.6	$41.9	$2,682.4

	Total long-term and current debt	Lease liabilities(a)	Accrued Interest payable(b)	Total
Balance as at January 1, 2021	$1,923.9	$74.7	$33.7	$2,032.3
Changes from financing cash flows
Debt issued	200.0	-	-	300.0
Debt repayments	(500.0)	-	-	(500.0)
Interest paid	-	-	(46.9)	(46.9)
Payment of lease liabilities	-	(33.8)	-	(33.8)
	1,623.9	40.9	(13.2)	1,651.6
Other changes
Interest expense and accretion	$-	$3.8	$67.7	71.5
Capitalized interest	-	-	48.3	48.3
Capitalized interest paid	-	-	(51.1)	(51.1)
Additions of lease liabilities	-	10.2	-	10.2
Other	6.0	(0.1)	(26.4)	(20.5)
	6.0	13.9	38.5	58.4
Balance as at December 31, 2021	$1,629.9	$54.8	$25.3	$1,710.0

(a)	See Note 12.
(b)	Included in Accounts payable and accrued liabilities.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
12.	LEASES

	December 31,	December 31,
	2022	2021
Current portion of lease liabilities(a)	$24.5	$19.7
Long-term lease liabilities	23.1	35.1
	$47.6	$54.8

(a)	See Note 7ix

The Company has a number of lease agreements involving office space, buildings, vehicles and equipment. Many of the leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment. Leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis.
The following table summarizes total undiscounted lease liability maturities as at December 31, 2022:
		2023	2024-2027	2028+
	Total	Within 1 year	1 to 5 years	More than 5 years
Lease liabilities	$53.2	$26.3	$19.4	$7.5

The following table summarizes such lease payments that have been expensed for the years ended December 31, 2022 and 2021:
	December 31,	December 31,
	2022	2021
Leases with a term of 12 months or less	$3.1	$6.5
Leases of low-value assets	0.2	0.3
Leases with variable lease payments	41.4	36.5
	$44.7	$43.3

13.	PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2022	$867.0	$70.9	$937.9
Additions	31.8	10.4	42.2
Reductions	(38.2)	(52.4)	(90.6)
Reclamation spending	(20.6)	-	(20.6)
Accretion	25.5	-	25.5
Reclamation expense	23.5	-	23.5
Disposals(a)	(110.0)	(1.2)	(111.2)
Balance at December 31, 2022	$779.0	$27.7	$806.7

Current portion	50.4	0.4	50.8
Non-current portion	728.6	27.3	755.9
	$779.0	$27.7	$806.7

(a)
On June 15, 2022, the Company announced that it had completed the sale of its Russian operations (see Note 6ii), and on August 10, 2022, the Company announced that it had completed the sale of its Chirano operations (see Note 6iii).

(i)	Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
activity and estimates of costs required to fulfill the Company’s future obligations. The above table details the items that affect the reclamation and remediation obligations.
Included in other operating expense for the year ended December 31, 2022 is a $23.5 million expense (year ended December 31, 2021 - $1.8 million) reflecting revised estimated fair values of costs that support the reclamation and remediation obligations for properties that have been closed or are nearing the end of their operating life. The majority of the expenditures are expected to occur between 2023 and 2045. The discount rates used in estimating the site restoration cost obligation were between 3.9% and 8.8% for the year ended December 31, 2022 (year ended December 31, 2021 – 1.3% and 10.3%), and the inflation rates used were between 2.0% and 8.7% for the year ended December 31, 2022 (year ended December 31, 2021 - 2.3% and 5.3%).
Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2022, letters of credit totaling $463.2 million (December 31, 2021 - $384.7 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with EDC, the revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. As at December 31, 2022, $317.0 million (December 31, 2021 - $307.4 million) of surety bonds were outstanding as security over reclamation and remediation obligations with respect to Kinross’ properties in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

14.	COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the years ended December 31, 2022 and 2021 is as follows:
	Year ended December 31, 2022		Year ended December 31, 2021
	Number of shares	Amount	Number of shares	Amount
	(000's)		(000's)
Common shares
Balance at January 1,	1,244,333	$4,427.7	1,258,320	$4,473.7
Issued:
Issued on acquisition of Great Bear(a)	49,268	271.6	-	-
Issued under share option and restricted share plans	7,147	37.3	3,621	16.9
Repurchase and cancellation of shares (i)	(78,857)	(287.1)	(17,608)	(62.9)
Total common share capital	1,221,891	$4,449.5	1,244,333	$4,427.7

(a)	See Note 6i for details of the shares issued on acquisition of Great Bear.

i.	Repurchase and cancellation of common shares

On July 28, 2022, the Company received approval from the TSX to renew its normal course issuer bid (“NCIB”) program. Under the program, the Company is authorized to purchase up to 65,002,277 of its common shares during the period starting on August 3, 2022 and ending on August 2, 2023. Subsequently, on September 29, 2022, the Company announced that the TSX accepted the notice filed by the Company to amend its NCIB program. The amendment increased the maximum number of common shares that may be repurchased to 114,047,070 of its common shares, effective as of October 4, 2022 through August 2, 2023. During the year ended December 31, 2021, the Company was authorized to purchase 63,096,676 of its common shares during the period starting on August 3, 2021 and ending on August 2, 2022.
During the year ended December 31, 2022, the Company repurchased 78,857,250 common shares (December 31, 2021 – 17,608,678 common shares) for $300.8 million (December 31, 2021 - $100.2 million) at an average price of $3.81 per share (December 31, 2021 - $5.69 per share) as part of its authorized NCIB program. The book value of the cancelled shares was $287.1 million (December 31, 2021 - $62.9 million) and was treated as a reduction to common share capital.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
ii.	Dividends on common shares

The following summarizes dividends declared and paid during the year ended December 31, 2022:
	Per share	Total amount paid
Dividends declared and paid during the period:
Three months ended March 31, 2022	$0.03	$38.9
Three months ended June 30, 2022	0.03	39.0
Three months ended September 30, 2022	0.03	39.0
Three months ended December 31, 2022	0.03	37.1
Total		$154.0

During the year ended December 31, 2021, dividends of $0.03 per common share were declared on February 10, 2021, May 11, 2021, July 28, 2021 and November 10, 2021, and a total of $151.1 million in dividends were paid in the year ended December 31, 2021.

On February 15, 2023, the Board of Directors declared a dividend of $0.03 per common share, payable on March 23, 2023 to shareholders of record on March 8, 2023.

There were no dividends declared but unpaid at December 31, 2022 or December 31, 2021.

15.	SHARE-BASED PAYMENTS

Share-based compensation expense recorded during the years ended December 31, 2022 and 2021 was as follows:
	Years ended December 31,
	2022	2021
Share option plan expense (i)	$0.1	$0.3
Restricted share unit plan expense, including restricted performance shares (ii)	13.2	19.2
Deferred share units expense (iii)	1.4	1.4
Employer portion of employee share purchase plan (iv)	2.5	2.8
Total share-based compensation expense	$17.2	$23.7

(i)	Share option plan

The Company has a share option plan for officers, employees, and contractors enabling them to purchase common shares. Under the share option plan, the aggregate number of shares reserved for issuance may not exceed 31.2 million common shares. Additionally, the aggregate number of Common Shares reserved for issuance under the share option plan to insiders, at any one time upon the exercise of Options and pursuant to all other compensation arrangements of the Company shall not exceed 10% of the total number of Common Shares then outstanding. Each option granted under the plan is for a maximum term of seven years. One-third of the options granted are exercisable each year commencing one year after the date of grant. The exercise price is determined by the Company's Board of Directors at the time the option is granted, and may not be less than the closing market price of the common shares on the last trading day prior to the grant date of the option. The share options outstanding as at December 31, 2022 expire at various dates through 2026. The number of common shares available for the granting of options as at December 31, 2022 was 15.8 million.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

The following table summarizes the status of the share option plan and changes during the years ended December 31, 2022 and 2021:
	2022		2021
	Number of options (000's)	Weighted average exercise price (C$/option)	Number of options (000's)	Weighted average exercise price (C$/option)
Balance at January 1	3,764	$4.47	5,601	$4.68
Issued on acquisition of Great Bear(a)	9,880	1.93	-	-
Exercised	(6,368)	2.36	(1,624)	5.13
Forfeited	-	-	(213)	4.97
Expired	(90)	4.69	-	-
Outstanding at end of period	7,186	$2.84	3,764	$4.47
Exercisable at end of period	7,186	$2.84	3,273	$4.47

(a)	See Note 6i for details of the options issued on acquisition of Great Bear.

For the year ended December 31, 2022, the weighted average share price at the date of exercise was C$6.89 (December 31, 2021 – C$8.56).

The following table summarizes information about the stock options outstanding and exercisable as at December 31, 2022:
		Options outstanding and exercisable
		Number of options	Weighted average exercise price	Weighted average remaining contractual life
Exercise price range in C$:		(000’s)	(C$)	(years)
$0.10	$0.32	1,051	0.13	0.15
0.33	1.17	1,523	0.58	0.15
1.18	4.20	1,749	3.44	0.16
4.21	4.77	1,653	4.43	1.59
4.78	5.06	1,210	4.99	1.70
		7,186	$2.89	0.74
The following weighted average assumptions were used in computing the fair value of stock options using the Black-Scholes option pricing model granted during the year ended December 31, 2022:

Weighted average share price (C$)	$7.01
Expected dividend yield	2.8%
Expected volatility	36.3%
Risk-free interest rate	2.5%
Expected option life (in years)	1.0
Weighted average fair value per stock option granted (C$)	$5.09

The expected volatility used in the Black-Scholes option pricing model is based primarily on the historical volatility of the Company’s shares.

(ii)	Restricted share plans

The Company has a Restricted Share Plan and a Restricted Share Unit Plan (Cash-Settled) whereby RSUs and RPSUs may be granted to employees, officers and contractors of the Company. Under the Restricted Share Plan, the aggregate number of shares reserved for issuance may not exceed 50 million common shares. The number of common shares available for the granting of restricted shares under this plan as at December 31, 2022 was 19.8 million.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
(a)	Restricted share units

RSUs are generally exercisable into one common share entitling the holder to acquire the common share for no additional consideration. RSUs vest over a three year period.
The following table summarizes information about all RSUs and related changes during the years ended December 31, 2022 and 2021:
	2022		2021
	Number of units (000's)	Weighted average fair value (C$/unit)	Number of units (000's)	Weighted average fair value (C$/unit)
Balance at January 1	5,293	$7.81	6,475	$5.86
Granted	3,928	6.85	3,017	8.80
Reinvested	170	7.50	175	6.82
Redeemed	(2,871)	7.18	(3,748)	5.36
Forfeited	(1,615)	7.68	(626)	6.84
Outstanding at end of period	4,905	$7.44	5,293	$7.81

As at December 31, 2022, the Company had recognized a liability of $6.1 million (December 31, 2021 - $10.6 million) within employee related accrued liabilities (see Note 7viii) in respect of its cash-settled RSUs.

(b)	Restricted performance share units

The RPSUs are subject to certain vesting requirements and vest at the end of three years. The vesting requirements are based on certain performance criteria over the vesting period established by the Company.
The following table summarizes information about the RPSUs and related changes during the years ended December 31, 2022 and 2021:
	2022		2021
	Number of units (000's)	Weighted average fair value (C$/unit)	Number of units (000's)	Weighted average fair value (C$/unit)
Balance at January 1	3,781	$7.25	4,459	$5.95
Granted	1,638	6.53	1,378	8.37
Reinvested	110	7.57	77	6.90
Redeemed	(1,319)	4.74	(1,739)	4.92
Forfeited	(816)	6.54	(394)	6.66
Outstanding at end of period	3,394	$8.06	3,781	$7.25

(iii)	Deferred share unit plan

The Company has a DSU plan for its outside directors which provides that each outside director receives, on the last date in each quarter a number of DSUs having a value equal to a minimum of 50% of the compensation of the outside director for the current quarter. Each outside director can elect to receive a greater percentage of their compensation in DSUs. The number of DSUs granted to an outside director is based on the closing price of the Company's common shares on the TSX on the business day immediately preceding the DSU issue date. At such time as an outside director ceases to be a director, the Company will make a cash payment on the outstanding DSUs to the outside director in accordance with the redemption election made by the departing director or in the absence of an election to defer redemption, in accordance with the default redemption provisions provided in the Deferred Share Unit Plan.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
The number of DSUs granted by the Company and the weighted average fair value per unit issued for the years ended December 31, 2022 and 2021 are as follows:
	Years ended December 31,
	2022	2021
DSUs granted (000's)	329	234
Weighted average grant-date fair value (C$/ unit)	$5.47	$7.55

There were 1,625,785 DSUs outstanding, for which the Company had recognized a liability of $6.6 million, as at December 31, 2022 (December 31, 2021 - $7.5 million), within employee related accrued liabilities (see Note 7viii).

(iv)	Employee share purchase plan

The Company has an employee SPP whereby certain employees of the Company have the opportunity to contribute up to a maximum of 10% of their annual base salary to purchase common shares. Since 2004, the Company has made contributions equal to 50% of the employees' contributions.
The compensation expense related to the employee SPP for the year ended December 31, 2022 was $2.5 million (year ended December 31, 2021 - $2.8 million).

16.	EARNINGS (LOSS) PER SHARE

Basic and diluted net earnings (loss) from continuing operations attributable to common shareholders of Kinross for the year ended December 31, 2022 was $31.9 million (year ended December 31, 2021 - $(29.9) million).
Earnings (loss) per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options are reflected in diluted earnings per share by application of the treasury method.
The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted earnings (loss) per common share from continuing operations attributable to common shareholders for the following periods:
(Number of common shares in thousands)	Years ended December 31,
	2022	2021
Basic weighted average shares outstanding:	1,280,531	1,259,059
Weighted average shares dilution adjustments:
Stock options(a)	3,825	-
Restricted share units	3,416	-
Restricted performance share units	5,039	-
Diluted weighted average shares outstanding	1,292,811	1,259,059

Weighted average shares dilution adjustments - exclusions(b):
Stock options(a)	-	1,714
Restricted share units	-	2,824
Restricted performance share units	-	4,558
(a)
Dilutive stock options were determined using the Company’s average share price for the year. For the years ended December 31, 2022 and 2021, the average share price used was $4.41 and $6.56, respectively.

(b)	These adjustments were excluded as they are anti-dilutive.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
Basic and diluted net earnings (loss) from discontinued operations attributable to common shareholders of Kinross for the year ended December 31, 2022 was $(637.1) million (year ended December 31, 2021 – $251.1 million).
Basic and diluted net earnings (loss) attributable to common shareholders of Kinross for the year ended December 31, 2022 was $(605.2) million (year ended December 31, 2021 – $221.2 million).
The following table details the weighted average number of common shares outstanding for the purpose of computing basic and diluted net earnings (loss) per share from discontinued operations attributable to common shareholders and basic and diluted net earnings (loss) per share attributable to common shareholders for the following periods:
(Number of common shares in thousands)	Years ended December 31,
	2022	2021
Basic weighted average shares outstanding:	1,280,531	1,259,059
Weighted average shares dilution adjustments:
Stock options(a)	-	1,942
Restricted share units	-	3,203
Restricted performance share units	-	4,942
Diluted weighted average shares outstanding	1,280,531	1,269,146

Weighted average shares dilution adjustments - exclusions(b):
Stock options(a)	3,102	-
Restricted share units	1,911	-
Restricted performance share units	3,172	-
(a)
Dilutive stock options were determined using the Company’s average share price for the year. For the years ended December 31, 2022 and 2021, the average share price used was $4.41 and $6.56, respectively.

(b)	These adjustments were excluded as they are anti-dilutive.

17.	INCOME TAX EXPENSE

The following table shows the components of the current and deferred tax expense:
	Years ended December 31,
	2022	2021

Current tax expense
Current period	$132.4	$154.2
Settlement or adjustment for prior periods	(0.1)	(2.3)

Deferred tax expense
Origination and reversal of temporary differences	(77.5)	(61.1)
Change in unrecognized deferred tax assets from impairment and asset derecognition charges	32.9	0.3
Change in unrecognized deferred tax assets	(11.6)	23.9
Total tax expense	$76.1	$115.0

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
The following table reconciles the expected income tax expense calculated at the combined Canadian federal and provincial statutory income tax rates to the income tax expense in the consolidated statements of operations:

	2022	2021

Earnings before income tax	$106.7	$84.3
Statutory Rate	26.5%	26.5%
Expected income tax expense	$28.3	$22.3

Increase (decrease) resulting from:
Difference in foreign tax rates and foreign exchange on deferred income taxes within income tax expense	18.6	53.9
Accounting expenses not deductible for tax	20.5	22.1
Accounting income not subject to tax	(3.8)	(0.3)
Change in unrecognized deferred tax assets	(11.6)	23.9
Change in unrecognized deferred tax assets from impairment and asset derecognition charges	32.9	0.3
Mining and state taxes	(3.9)	0.8
Percentage of depletion	(5.3)	(2.0)
Taxes on (recovery from) repatriation of foreign earnings	(1.0)	5.6
True‐up of prior provisions to tax filings	2.2	(5.2)
Settlement of prior period taxes	0.8	(1.6)
Other	(1.6)	(4.8)
Income tax expense	$76.1	$115.0

i.	Deferred income tax
The following table summarizes the components of deferred income tax:
	December 31, 2022	December 31, 2021
Deferred tax assets
Accrued expenses and other	$103.6	$49.0
Property, plant and equipment	0.4	1.8
Reclamation and remediation obligations	74.2	118.6
Inventory capitalization	-	20.6
Losses	74.9	90.8
	253.1	280.8
Deferred tax liabilities
Accrued expenses and other	0.5	1.3
Property, plant and equipment	507.5	662.7
Inventory capitalization	42.0	47.1
Deferred tax liabilities - net	$296.9	$430.3

For balance sheet disclosure purposes, deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.
Movement in net deferred tax liabilities:
	December 31, 2022	December 31, 2021
Balance at the beginning of the period	$430.3	$485.1
Recognized in the statement of operations	(56.2)	(36.9)
Recognized in OCI	(2.6)	8.9
Discontinued operations	(74.6)	(26.8)
Balance at the end of the period	$296.9	$430.3

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
ii.	Unrecognized deferred tax assets and liabilities
The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, as at December 31, 2022 is $6.2 billion (December 31, 2021 - $9.4 billion).
Deferred tax assets have not been recognized in respect of the following items:
	December 31, 2022	December 31, 2021
Deductible temporary differences	$680.7	$572.0
Tax losses	$418.9	$363.9

The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

iii.	Non-capital losses (not recognized)
The following table summarizes the Company’s operating losses that can be applied against future taxable profit:
Country	Type	Amount	Expiry Date
Canada	Net operating losses	$1,165.2	2027 - 2042
United States(a)	Net operating losses	184.5	2023-2026 & No expiry
Chile	Net operating losses	154.8	No expiry
Brazil	Net operating losses	3.1	No expiry
Mauritania	Net operating losses	6.2	2023 - 2027
Barbados	Net operating losses	144.6	2023 - 2028
Luxembourg	Net operating losses	65.4	Various
Other	Net operating losses	69.8	Various

(a)	Utilization of the United States loss carry forwards will be limited in any year as a result of the previous changes in ownership.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

18.	SEGMENTED INFORMATION

The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company’s primary mining operations are in Canada, the United States, Brazil, Chile, and Mauritania.

The reportable segments are those operations whose operating results are reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

In order to determine reportable operating segments, management reviews various factors, including geographical location and managerial structure. It was determined by management that a reportable operating segment generally consists of an individual mining property managed by a single general manager and management team.

On June 15, 2022, the Company announced that it had completed the sale of its Russian operations, and on August 10, 2022, the Company announced it had completed the sale of its Chirano operations. Accordingly, the Kupol segment, which includes the Kupol and Dvoinoye mines, and the Chirano segment are no longer considered reportable segments. The Company’s Russian operations, which also includes the Udinsk project, previously included in the Corporate and other segment, and Chirano operations are considered discontinued operations. See Note 6ii and 6iii.

The Corporate and other segment includes corporate, shutdown and other non-operating assets (including Kettle River-Buckhorn, Lobo-Marte, the Manh Choh project, and Maricunga) and non-mining and other operations. These have been aggregated into one reportable segment.

Finance income, finance expense, and other income - net are managed on a consolidated basis and are not allocated to operating segments.

i.	Operating segments

The following tables set forth operating results by reportable segment for the following years:

	Operating segments						Non-operating segments(a)
Year ended December 31, 2022:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Tasiast	La Coipa(e)	Great Bear(d)	Corporate and other(b),(c)	Total
Revenue
Metal sales	$521.7	407.3	386.0	1,021.5	935.0	177.9	-	5.7	$3,455.1
Cost of sales
Production cost of sales	350.7	309.2	208.8	497.6	380.1	57.2	-	2.1	1,805.7
Depreciation, depletion and amortization	109.7	60.5	176.0	185.5	220.2	25.6	0.1	6.4	784.0
Impairment charges	-	350.0	-	-	-	-	-	-	350.0
Total cost of sales	460.4	719.7	384.8	683.1	600.3	82.8	0.1	8.5	2,939.7
Gross profit (loss)	$61.3	(312.4)	1.2	338.4	334.7	95.1	(0.1)	(2.8)	$515.4
Other operating (income) expense	(3.1)	5.2	2.0	5.6	30.3	7.7	1.5	64.6	113.8
Exploration and business development	5.5	10.0	4.8	1.9	4.9	5.6	60.1	61.3	154.1
General and administrative	-	-	-	-	-	-	-	129.8	129.8
Operating earnings (loss)	$58.9	(327.6)	(5.6)	330.9	299.5	81.8	(61.7)	(258.5)	$117.7
Other income - net									64.4
Finance income									18.3
Finance expense									(93.7)
Earnings from continuing operations before tax									$106.7

	Operating segments						Non-operating segments(a)
Year ended December 31, 2021:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Tasiast	La Coipa(e)	Great Bear(d)	Corporate and other(b),(c)	Total
Revenue
Metal sales	$473.3	466.6	352.1	987.9	314.7	-	-	5.0	$2,599.6
Cost of sales							-
Production cost of sales	267.2	235.9	177.5	412.1	123.6	-	-	2.0	1,218.3
Depreciation, depletion and amortization	109.8	65.2	195.9	180.6	136.9	0.1	-	7.2	695.7
Impairment charges and asset derecognition	-	-	144.5	-	-	-	-	-	144.5
Total cost of sales	377.0	301.1	517.9	592.7	260.5	0.1	-	9.2	2,058.5
Gross profit (loss)	$96.3	165.5	(165.8)	395.2	54.2	(0.1)	-	(4.2)	$541.1
Other operating expense	0.7	51.3	1.7	9.9	116.9	6.9	-	79.0	266.4
Exploration and business development	3.7	5.6	7.2	0.9	4.3	1.4	-	65.1	88.2
General and administrative	-	-	-	-	-	-	-	114.4	114.4
Operating earnings (loss)	$91.9	108.6	(174.7)	384.4	(67.0)	(8.4)	-	(262.7)	$72.1
Other income - net									83.6
Finance income									10.8
Finance expense									(82.2)
Earnings from continuing operations before tax									$84.3

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)
	Operating segments						Non-operating segments(a)
	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Tasiast	La Coipa(e)	Great Bear(d)	Corporate and other(b)	Total
Property, plant and equipment at:
December 31, 2022	$424.1	588.7	305.8	1,623.1	2,269.2	487.5	1,397.1	645.9	$7,741.4

Total assets at:(g)
December 31, 2022	$826.1	827.1	500.0	1,973.8	2,972.7	636.7	1,401.4	1,258.6	$10,396.4

Capital expenditures for the year ended December 31, 2022(f)	$92.3	109.6	100.8	132.6	161.9	162.0	29.2	44.4	$832.8

	Operating segments						Non-operating segments(a)
	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Tasiast	La Coipa(e)	Corporate and other(b)	Discontinued operations(g)	Total
Property, plant and equipment at:
December 31, 2021	$429.5	$829.3	$392.4	$1,665.2	$2,406.4	$364.7	608.7	921.5	$7,617.7

Total assets at:
December 31, 2021	$749.8	$1,074.4	$586.5	$2,016.6	$2,911.5	$444.2	1,087.3	1,557.8	$10,428.1

Capital expenditures for the year ended December 31, 2021(f)	$126.7	$140.7	$40.1	$112.6	$320.6	$123.4	42.4	114.1	$1,020.6
(a)	Non-operating segments include development and pre-development properties.
(b)	Corporate and other includes corporate, shutdown and other non-operating assets (including Kettle River-Buckhorn, Lobo-Marte, the Manh Choh project, and Maricunga).
(c)
Corporate and other includes metal sales and operating loss of Maricunga of $5.7 million and $40.0 million, respectively, for the year ended December 31, 2022 ($5.0 million and $17.8 million, respectively, for the year ended December 31, 2021) as Maricunga continues to sell its remaining finished metals inventories after transitioning all processing activities to care and maintenance in 2019. Maricunga’s operating loss includes net reclamation expense of $26.8 million for the year ended December 31, 2022 ($3.6 million for the year ended December 31, 2021).

(d)	On February 24, 2022, the Company acquired Great Bear. See note 6i.
(e)	La Coipa was determined to be a reportable segment as its operating earnings exceeded 10% of the total consolidated earnings for the year ended December 31, 2022.
(f)
Segment capital expenditures are presented on an accrual basis and include capitalized interest. Additions to property, plant and equipment in the consolidated statements of cash flows are presented on a cash basis.

(g)	Discontinued operations relate to the Company’s Russian operations and Chirano operations that were sold as at December 31, 2022. See Note 6ii and 6iii.

ii.	Geographic segments

The following tables show metal sales from continuing operations and property, plant and equipment by geographic region:

	Metal Sales
	As at December 31,
	2022	2021
Geographic information(a)
United States	$1,315.0	$1,292.0
Brazil	1,021.5	987.9
Mauritania	935.0	314.7
Chile	183.6	5.0
Total	$3,455.1	$2,599.6
(a)	Geographic location is determined based on location of the mining assets.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

	Property, Plant and Equipment
	As at December 31,
	2022	2021
Geographic information(a)
Mauritania	$2,280.6	$2,419.9
Brazil	1,629.4	1,672.7
United States	1,518.6	1,818.5
Canada	1,402.5	-
Chile	910.3	779.9
Russian Federation(b)	-	616.1
Ghana(b)	-	310.6
Total	$7,741.4	$7,617.7

(a)	Geographic location is determined based on location of the mining assets.
(b)
On June 15, 2022, the Company announced that it had completed the sale of its Russian operations, which includes the Kupol and Dvoinoye mines and the Udinsk project (see Note 6ii). On August 10, 2022, the Company announced that it had completed the sale of its Chirano mine in Ghana (see Note 6iii)

iii.	Significant customers

The following tables represent sales to individual customers exceeding 10% of annual metal sales from continuing operations for the following periods:
Year ended December 31, 2022:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Tasiast	La Coipa	Corporate and other(a)	Total

Customer
1	$41.0	108.1	91.7	243.6	-	48.9	1.6	534.9
2	43.5	55.5	41.8	150.6	211.1	18.7	0.6	521.8
3	35.9	20.5	30.3	60.6	293.2	2.3	0.6	443.4
4	95.5	17.3	32.0	117.9	112.5	36.4	-	411.6
5	48.7	31.0	15.8	64.8	196.3	44.1	0.6	401.3
								$2,313.0
% of total metal sales								66.9%

Year ended December 31, 2021:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Tasiast	Corporate and other(a)	Total

Customer
1	$95.3	83.2	38.2	180.2	-	0.9	397.8
2	63.1	22.5	44.4	112.4	108.3	-	350.7
3	27.4	40.1	41.2	128.6	55.1	0.4	292.8
4	29.9	59.9	51.5	72.7	63.7	1.2	278.9
5	94.2	61.6	26.5	88.9	-	-	271.2
							$1,591.4
% of total metal sales							61.2%
(a)	The Corporate and other segment includes metal sales for Maricunga for the year ended December 31, 2022 and 2021.

The Company is not economically dependent on a limited number of customers for the sale of its product as gold can be sold through numerous commodity market traders worldwide.

19.	COMMITMENTS AND CONTINGENCIES

i.	Commitments

As at December 31, 2022, the Company had future operating lease obligations of approximately $39.4 million (December 31, 2021 - $32.2 million), and future purchase commitments of approximately $1,617.1 million (December 31, 2021 - $787.4 million), of which $424.1 million relates to commitments for capital expenditures (December 31, 2021 - $92.8 million).

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

ii.	Contingencies

General
Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

Maricunga regulatory proceedings
In May 2015, Chilean environmental enforcement authority (“SMA”) commenced an administrative proceeding against CMM alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells.
In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.
On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). Hearings on the CDE lawsuits took place in 2016 and 2017, and on November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case.
In the Valle Ancho case, the Tribunal required CMM to, among other things, submit a restoration plan to the SMA for approval. CMM appealed the Valle Ancho ruling to the Supreme Court. The CDE appealed to the Supreme Court in both cases and asserted in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal’s rulings in both cases on procedural grounds and remanded the matters to the Tribunal for further proceedings.
Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. Changes in tax law or changes in the way that tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations.
Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction in form or in fact, differently from the interpretation reached by the Company. In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

20.	RELATED PARTY TRANSACTIONS

There were no material related party transactions in 2022 and 2021 other than compensation of key management personnel.
Key management personnel
Compensation of key management personnel of the Company is as follows:
	Years ended December 31,
	2022	2021
Cash compensation - salaries, short-term incentives, and other benefits	$8.9	$8.2
Long-term incentives, including share-based payments	6.2	6.8
Termination and post-retirement benefits	4.5	1.3
Total compensation paid to key management personnel	$19.6	$16.3

Key management personnel are defined as the Senior Leadership Team and members of the Board of Directors.